

PROXY STATEMENT *2023*





HOVNANIAN ENTERPRISES, INC.

90 Matawan Road, Fifth Floor, Matawan, N.J. 07747
Tel: (732) 747–7800

PROXY STATEMENT
2023

Hovnanian
Enterprises, Inc.

THANK YOU
for 2022









YOU ARE CORDIALLY INVITED TO ATTEND

The
2023 ANNUAL MEETING
of SHAREHOLDERS

WHICH WILL BE HELD ON

Tuesday, March 28, 2023
at 9:00AM EST

AT THE OFFICES OF

Bilzin Sumberg Baena Price & Axelrod LLP

1450 BRICKELL AVENUE, 23RD FL,
MIAMI, FL 33131

DEAR SHAREHOLDER,

February 10, 2023

In accordance with the Securities and Exchange Commission's rule allowing companies to furnish proxy materials to their shareholders over the Internet, the Company is primarily furnishing proxy materials to our shareholders of Class A Common Stock and registered shareholders of Class B Common Stock over the Internet, rather than mailing paper copies of the materials (including our Annual Report to Shareholders for fiscal 2022) to those shareholders. If you received only a Notice Regarding the Availability of Proxy Materials (the "Notice") by mail or electronic mail, you will not receive a paper copy of the proxy materials unless you request one. Instead, the Notice will instruct you as to how you may access and review the proxy materials on the Internet. The Notice will also instruct you as to how you may access your proxy card to vote over the Internet, by telephone or by mail. If you received a Notice by mail or electronic mail and would like to receive a paper copy of our proxy materials, free of charge, please follow the instructions included in the Notice. A request for a paper copy must be made by March 14, 2023 in order to facilitate a timely delivery.

We anticipate that the Notice will first be mailed to our shareholders on or about February 10, 2023. All shareholders of record of Class B Common Stock who hold in nominee name have been sent a full set of proxy materials, including a proxy card.

Attached to this letter are a Notice of Annual Meeting of Shareholders and a Proxy Statement, which describe the business to be conducted at the meeting. We will also report on matters of current interest to our shareholders.

It is important that your shares be represented and voted at the meeting. Therefore, we urge you to complete, sign, date and return the enclosed proxy card or, if applicable, register your vote via the Internet or by telephone according to the instructions on the proxy card. If you attend the meeting, you may still choose to vote your shares personally even though you have previously designated a proxy.

We sincerely hope you will be able to attend and participate in the Company's 2023 Annual Meeting of Shareholders. We welcome the opportunity to meet with many of you and give you a firsthand report on the progress of your Company.

Sincerely yours,



Ara K. Hovnanian
Chairman of the Board

PROXY VOTING METHODS



If at the close of business on January 30, 2023, you were a shareholder of record or held shares through a broker or bank, you may vote your shares as described below or you may vote in person at the Annual Meeting of Shareholders.

To reduce our administrative and postage costs, we would appreciate if shareholders of Class A Common Stock and registered shareholders of Class B Common Stock would please vote over the Internet or by telephone, both of which are available 24 hours a day. You may revoke your proxies at the times and in the manners described on page 17 of the Proxy Statement. If you are a shareholder of record or hold shares through a broker or bank and are voting by proxy, your vote must be received by 11:59 p.m. (Eastern Time) on March 27, 2023 to be counted unless otherwise noted below.

Your Vote is Important — Thank You for Voting

TO VOTE BY PROXY:

Shareholders of Class A Common Stock & Shareholders of Class B* Common Stock:



BY INTERNET

Go to the website at www.proxyvote.com and follow the instructions, 24 hours a day, seven days a week.

You will need the 16-digit Control Number included on your Notice Regarding the Availability of Proxy Materials to obtain your records and to create an electronic voting instruction form.



BY TELEPHONE

From a touch-tone telephone, dial (800) 690-6903 and follow the recorded instructions, 24 hours a day, seven days a week.

You will need the 16-digit Control Number included on your Notice Regarding the Availability of Proxy Materials in order to vote by telephone.



BY MAIL

Request a proxy card from us by following the instructions on your Notice Regarding the Availability of Proxy Materials.

When you receive the proxy card, mark your selections on the proxy card.

Date and sign your name exactly as it appears on your proxy card.

Mail the proxy card in the postage-paid envelope that will be provided to you.

Mailed proxy cards must be received no later than March 27, 2023 to be counted for the 2023 Annual Meeting of Shareholders.

*Additional Information for Shareholders of Class B Common Stock Held in Nominee Name:

Shares of Class B Common Stock held in nominee name will be entitled to ten votes per share only if the beneficial owner voting instruction card and the nominee proxy card relating to such shares are properly completed, mailed and received not less than three nor more than 20 business days prior to March 28, 2023.

HOVNANIAN ENTERPRISES, INC.

NOTICE *of* ANNUAL MEETING *of* SHAREHOLDERS

NOTICE IS HEREBY GIVEN

The Annual Meeting of Shareholders of Hovnanian Enterprises, Inc. will be held on Tuesday, March 28, 2023, at the offices of Bilzin Sumberg Baena Price & Axelrod LLP, 1450 Brickell Avenue, 23rd Floor, Miami, FL 33131 at 9:00 a.m., Eastern Time.

FOR THE FOLLOWING MATTERS:

01

The election of the directors named herein of the Company for the ensuing year, to serve until the next Annual Meeting of Shareholders of the Company, and until their respective successors may be elected and qualified;

02

The ratification of the selection of Deloitte & Touche LLP, an independent registered public accounting firm, to examine the financial statements of the Company for the year ending October 31, 2023;

03

The approval of the compensation of the Company's named executive officers in a non-binding, advisory vote;

04

To hold a non-binding advisory vote to determine whether a shareholder advisory vote to approve the compensation of the Company's named executive officers should occur every one, two or three years; and

05

The transaction of such other business as may properly come before the meeting and any adjournment thereof.

The Board of Directors recommends that you vote FOR each of the nominees listed in proposal 1, FOR proposal 2, FOR proposal 3 and FOR one year in proposal 4.

Only shareholders of record at the close of business on January 30, 2023 are entitled to notice of, and to vote at, the Annual Meeting of Shareholders. Accompanying this Notice of Annual Meeting of Shareholders is a proxy statement, proxy card(s) and the Company's Annual Report for the fiscal year ended October 31, 2022.

To ensure your shares are voted, you may vote your shares over the Internet, by telephone or by requesting a paper proxy card to complete, sign and return by mail. Shares of Class B Common Stock held in nominee name will be entitled to ten votes per share only if the beneficial owner voting instruction card and the nominee proxy card relating to such shares are properly completed, mailed and received not less than three nor more than 20 business days prior to March 28, 2023. These voting procedures are described on pages 6 and 7 and on the proxy card.

All shareholders are urged to attend the meeting in person or by proxy. Shareholders who do not expect to attend the meeting are requested to complete, sign and date the enclosed proxy card and return it promptly, or, if applicable, to register their vote via the Internet or by telephone according to the instructions on pages 6 and 7 and on the proxy card.

By order of the Board of Directors,

E. Tice

ELIZABETH D. TICE
Secretary

February 10, 2023

TO NOTE

_____

If you are a shareholder of record and you plan to attend the Annual Meeting of Shareholders, please mark the appropriate box on your proxy card or, if applicable, so indicate when designating a proxy via the Internet or by telephone. If your shares are held by a bank, broker or other intermediary and you plan to attend, please send written notice to Hovnanian Enterprises, Inc., 90 Matawan Road, Fifth Floor, Matawan, New Jersey 07747, Attention: Elizabeth D. Tice, Secretary, and enclose evidence of your ownership (such as a letter from the bank, broker or other intermediary confirming your ownership or a bank or brokerage firm account statement). The names of all those planning to attend will be placed on an admission list held at the registration desk at the entrance to the meeting. In order to be admitted to the Annual Meeting of Shareholders, you will need a form of personal identification (such as a driver's license) along with your Notice Regarding the Availability of Proxy Materials, proxy card or proof of Common Stock ownership. If your shares are held beneficially in the name of a bank, broker or other holder of record and you wish to be admitted to the Annual Meeting of Shareholders, you must present proof of your ownership of our Common Stock, such as a bank or brokerage account statement. If you do not plan to attend the Annual Meeting of Shareholders, please designate a proxy by mail or, if applicable, via the Internet or by telephone. If you choose to vote by mail, please complete, sign and date the enclosed proxy card(s) and return it promptly so that your shares will be voted. If you have received a hard copy of the proxy materials, the enclosed envelope requires no postage if mailed in the United States.

TABLE *of*
CONTENTS



TABLE *of* CONTENTS

TABLE *of* CONTENTS

TABLE *of* CONTENTS

GENERAL

PROXY STATEMENT

GENERAL

HOVNANIAN ENTERPRISES, INC.

90 Matawan Road,
Fifth Floor,
Matawan, N.J. 07747

The accompanying proxy is solicited on behalf of the Board of Directors (the "Board") of Hovnanian Enterprises, Inc. (the "Company", "we", "us" or "our") for use at the 2023 Annual Meeting of Shareholders (the "2023 Annual Meeting") referred to in the foregoing Notice and at any adjournment thereof.

Shares represented by properly executed proxies that are received or executed in time and not revoked will be voted in accordance with the specifications provided thereon. If no specifications are made in an executed proxy, the persons named in the accompanying proxy card(s) will vote the shares represented by such proxies (1) for the Board of Directors' slate of directors, (2) for the ratification of the selection of Deloitte & Touche LLP, an independent registered public accounting firm, to examine the financial statements of the Company for the fiscal year ending October 31, 2023, (3) for the approval, in a non-binding, advisory vote, of the compensation of the Company's named executive officers, (4) for holding a shareholder advisory vote to approve compensation of the Company's named executive officers every year and (5) on any other matters as recommended by the Board of Directors, unless contrary instructions are given.

Any person may revoke a previously designated proxy before it is exercised. If you voted by Internet, telephone or mail and are a shareholder of record, you may change your vote and revoke your proxy by (1) delivering written notice of revocation to Elizabeth Tice, Secretary, provided such notice of revocation is received no later than March 27, 2023, (2) voting again by Internet or telephone at a later time before the closing of voting facilities at 11:59 p.m. (Eastern Time) on March 27, 2023, (3) submitting a properly signed proxy card with a later date that is received no later than March 28, 2023 or (4) revoking your proxy and voting in person at the 2023 Annual Meeting. If you hold your shares in street name, you may submit new voting instructions by contacting your bank, broker or other nominee. You may also change your vote or revoke your proxy in person at the 2023 Annual Meeting if you obtain a signed proxy from the record holder (bank, broker or other nominee) giving you the right to vote the applicable shares. Please note that attendance at the 2023 Annual Meeting will not by itself revoke a proxy.

We will bear the costs of soliciting proxies from the holders of our Class A Common Stock and Class B Common Stock (collectively, the "Common Stock"). We are initially soliciting these proxies by mail and electronic mail, but solicitation may be made by our directors, officers and selected other employees telephonically, electronically or by other means of communication. Directors, officers and employees who help us in the solicitation will not be specially compensated for those services, but they may be reimbursed for their out-of-pocket expenses incurred in connection with the solicitation. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses incurred in sending proxy materials to beneficial owners.

VOTING RIGHTS
& SECURITY OWNERSHIP
of CERTAIN BENEFICIAL
OWNERS *&* MANAGEMENT

The Board of Directors has set January 30, 2023 as the record date for the 2023 Annual Meeting. As of the close of business on the record date, the outstanding voting securities of the Company consisted of 5,276,767 shares of Class A Common Stock, each share entitling the holder thereof to one vote, and 720,325 shares of Class B Common Stock, each share entitling the holder thereof to ten votes if specified ownership criteria have been met. Other than as set forth in the table below, there are no persons known to the Company to be the beneficial owners of shares representing more than 5% of either the Company's Class A Common Stock or Class B Common Stock, which represent the classes of the Company's voting stock.

The following table sets forth, as of January 30, 2023, (1) the Class A Common Stock and Class B Common Stock of the Company beneficially owned by holders of more than 5% of either the Class A Common Stock or the Class B Common Stock of the Company and (2) the Class A Common Stock, Class B Common Stock and Depositary Shares of the Company beneficially owned by each Director, each nominee for Director, each executive officer named in the tables set forth under "Executive Compensation" beginning on page 106 (the "named executive officers") and all Directors and executive officers as a group. Currently none of the Directors and executive officers own any shares of 7.625% Series A Preferred Stock.

	Class A Common Stock (1)		Class B Common Stock (1)	
	Amount and Nature of Beneficial Ownership	Percent of Class (2)	Amount and Nature of Beneficial Ownership	Percent of Class (2)

Directors, Nominees for Director, Named Executive Officers & Directors and Executive Officers as a Group

Ara K. Hovnanian (3)	137,150	2.60%	147,320	18.83%
Robert B. Coutts	19,769	0.37%	—	—
Miriam Hernandez-Kakol	—	—	—	—
Edward A. Kangas	20,146	0.38%	—	—
Joseph A. Marengi	14,527	0.28%	—	—
Brad G. O'Connor	13,723	0.26%	—	—
Vincent Pagano Jr.	15,365	0.29%	—	—
Robin Stone Sellers	4,523	0.09%	—	—
J. Larry Sorsby (4)	103,969	1.95%	—	—
All Directors and executive officers as a group (9 persons)	576,313	10.79%	641,267	81.67%

Holders of More Than 5%

Kevork S. Hovnanian Family Limited Partnership (5)	—	—	193,353	26.84%
Hovnanian Family 2012 L.L.C. (6)	1	0.00%	126,407	17.55%
Trusts for Kevork S. Hovnanian's Family (7)	247,140	4.68%	174,187	24.18%
Alexander Hovnanian, including as Trustee of the Trusts for Ara Hovnanian's Family (8)	14,830	0.28%	93,700	12.96%

(1)

The figures in the table with respect to Class A Common Stock do not include the shares of Class B Common Stock beneficially owned by the specified persons. Shares of Class B Common Stock are convertible at any time on a share-for-share basis to Class A Common Stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC"), which generally attribute ownership to persons who have or share voting or investment power with respect to the relevant securities. Shares of Common Stock that may be acquired within 60 days upon exercise of outstanding stock options are deemed to be beneficially owned. Securities not outstanding, but included in the beneficial ownership of each such person, are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person. Except as indicated in these footnotes, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all securities shown as beneficially owned by them. Shares of Class A Common Stock subject to options currently exercisable or exercisable within 60 days of January 30, 2023, whether or not in-the-money, include the following: A. Hovnanian (0), R. Coutts (0), M. Hernandez-Kakol (0), E. Kangas (0), J. Marengi (0), B. O'Connor (7,250), V. Pagano (2,536), R. Sellers (0), J. Sorsby (52,400) and all Directors and executive officers as a group (62,186). Shares of Class B Common Stock subject to options currently exercisable or exercisable within 60 days of January 30, 2023, whether or not in-the-money, include the following: A. Hovnanian (62,000).

On July 29, 2008, the Company's Board of Directors declared a dividend of one Preferred Stock Purchase Right for each outstanding share of Class A Common Stock and Class B Common Stock (which ratio of rights to shares is subject to adjustment in accordance with the Amended Stockholder Rights Plan). The dividend was paid to stockholders of record on August 15, 2008. Subject to the terms, provisions and conditions of the Company's Amended Stockholder Rights Plan, if the Preferred Stock Purchase Rights become exercisable, each Preferred Stock Purchase Right would initially represent the right to purchase from the Company 1/10,000th of a share of Series B Junior Preferred Stock for a per share purchase price as specified in the Amended Stockholder Rights Plan. However, prior to exercise, a Preferred Stock Purchase Right does not give its holder any rights as a stockholder, including without limitation, any dividend, voting or liquidation rights.

(2)

Based upon the number of shares outstanding plus options currently exercisable or exercisable within 60 days of January 30, 2023, held by the applicable Director, nominee, named executive officer, group or other holder.

(3)

Includes 14,164 shares of Class A Common Stock and 10,976 shares of Class B Common Stock held in family-related trusts as to which Ara Hovnanian has shared voting power and shared investment power and 668 shares of Class A Common Stock and 812 shares of Class B Common Stock held by Mr. Hovnanian's wife. Of the shares of Class A Common Stock and Class B Common Stock beneficially held by Mr. Hovnanian, 67,218 and 12,595 shares, respectively, have been pledged as collateral for a loan with Alex Brown, which remains outstanding. Also, of the Class A Common Stock beneficially held by Mr. Hovnanian, 55,100 shares have been pledged as collateral for a loan with Morgan Stanley, which also remains outstanding.

(4)

Includes an aggregate of 15,903 shares of Class A Common Stock held by Mr. Sorsby's wife or through a grantor retained annuity trust of which she is trustee.

(5)

Represents 193,353 shares of Class B Common Stock held by the Kevork S. Hovnanian Family Limited Partnership, a Connecticut limited partnership (the "Limited Partnership"). Ara Hovnanian is the managing general partner of the Limited Partnership, and accordingly, the shares held by the Limited Partnership are included in "All Directors and executive officers as a group," but such shares are not also included in Mr. Hovnanian's separate figure of beneficial ownership. The business address of the Family Limited Partnership is 90 Matawan Road, Fifth Floor, Matawan, New Jersey 07747.

(6)

Represents 1 share of Class A Common Stock and 126,407 shares of Class B Common Stock held by the Hovnanian Family 2012 L.L.C. (the "2012 LLC"). Ara Hovnanian is the special purpose manager with respect to investments in the Company, and accordingly, the shares held by the 2012 LLC are included in "All Directors and executive officers as a group," but such shares are not also included in Mr. Hovnanian's separate figure of beneficial ownership. The business address of the 2012 LLC is 90 Matawan Road, Fifth Floor, Matawan, New Jersey 07747.

(7)

Represents 247,140 shares of Class A Common Stock and 174,187 shares of Class B Common Stock held by the various trusts for the benefit of members of the family of Kevork S. Hovnanian. Ara Hovnanian is the special purpose trustee with respect to investments in the Company and, accordingly, the shares held by these trusts are included in "All Directors and executive officers as a group," but such shares are not also included in Mr. Hovnanian's separate figure of beneficial ownership. The business address of the trusts is 90 Matawan Road, Fifth Floor, Matawan, New Jersey 07747.

(8)

Includes 14,272 shares of Class A Common Stock and 82,404 shares of Class B Common Stock held by trusts for the benefit of Ara Hovnanian's family members, and over which Mr. Alexander Hovnanian is the investment trustee with dispositive power and voting power. The business address of the trusts is 90 Matawan Road, Fifth Floor, Matawan, New Jersey 07747.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), requires our officers, directors and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. These officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports they file. Based solely on a review of copies of Forms 3, 4 or 5 filed by the Company on behalf of its directors and officers or otherwise provided to the Company, the Company believes that during and with respect to the year ended October 31, 2022, its officers, directors and greater than 10% stockholders complied with all applicable Section 16(a) filing requirements, except that, due to an administrative error, one Form 4 for Miriam Hernandez–Kakol reporting an award of RSUs was filed late.

PROPOSAL I

—Election *of* Directors

ELECTION *of* DIRECTORS

The Company's Amended and Restated By-laws (the "Restated By-laws") provide that the Board of Directors shall consist of up to eleven Directors who shall be elected annually by the shareholders. The Company's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") requires that, at any time when any shares of Class B Common Stock are outstanding, one-third of the Directors shall be independent, as defined therein.

The Board of Directors has determined that a Board of Directors consisting of the eight nominees listed below is the best composition in order to satisfy both the independence requirements of the Restated Certificate of Incorporation as well as the rules of the New York Stock Exchange (the "NYSE"). The Board of Directors has also determined that Mr. Coutts, Ms. Hernandez-Kakol, Mr. Kangas, Mr. Marengi, Mr. Pagano and Ms. Sellers are independent as defined under the Restated Certificate of Incorporation and the NYSE rules. The Restated Certificate of Incorporation may be found on the Company's website at www.khov.com under "Investor Relations", "Corporate Governance."

The following individuals have been recommended to the Board of Directors by the Corporate Governance and Nominating Committee and approved by the Board of Directors to serve as Directors of the Company to hold office until the next Annual Meeting of Shareholders and until their respective successors have been duly elected and qualified.

In the event that any of the nominees for Director should become unavailable to serve as a Director, it is intended that the shares represented by proxies will be voted for such substitute nominees as may be nominated by the Board of Directors, unless the number of Directors constituting a full Board of Directors is reduced. The Company has no reason to believe, however, that any of the nominees is, or will be, unavailable to serve as a Director. Proxies cannot be voted for a greater number of persons than the number of nominees shown below.

BOARD *of* DIRECTORS



Name	Age	Company Affiliation	Year First Became a Director
Ara K. Hovnanian	65	President, Chief Executive Officer, Chairman of the Board & Director	1981
Robert B. Coutts	72	Independent Director	2006
Miriam Hernandez-Kakol	69	Independent Director	2022
Edward A. Kangas	78	Lead Independent Director	2002
Joseph A. Marengi	69	Independent Director	2006
Vincent Pagano Jr.	72	Independent Director	2013
Robin Stone Sellers	70	Independent Director	2018
J. Larry Sorsby	67	Executive Vice President, Chief Financial Officer & Director	1997

COMPOSITION

The Board of Directors seeks to ensure that the Board of Directors is composed of members whose particular experience, qualifications, attributes and skills, when taken together, will allow the Board of Directors to satisfy its oversight responsibilities effectively. As discussed below under "Corporate Governance and Nominating Committee" beginning on page 38, a slate of Directors to be nominated for election at the annual shareholders' meeting each year is approved by the Board of Directors after recommendation by the Corporate Governance and Nominating Committee. In the case of a vacancy on the Board of Directors (other than one resulting from removal by shareholders), the Corporate Governance and Nominating Committee will identify individuals believed to be qualified candidates to serve on the Board of Directors and shall review the candidates who have met those qualifications with the Company's Chairman, who will determine if the candidate is eligible for recommendation by the Corporate Governance and Nominating Committee to the full Board of Directors. The Board of Directors will then approve a director nominee to fill the vacancy on the Board of Directors.

COMPOSITION

In identifying candidates for Director, the Corporate Governance and Nominating Committee, the Chairman and the Board of Directors take into account (1) the comments and recommendations of members of the Board of Directors regarding the qualifications and effectiveness of the existing Board of Directors or additional qualifications that may be required when selecting new board members that may be identified in connection with the self-assessments described below under "Corporate Governance and Nominating Committee" beginning on page 38, (2) the requisite expertise and diverse backgrounds of the Board of Directors' overall membership composition, (3) the independence of non-employee Directors and possible conflicts of interest of existing and potential members of the Board of Directors and (4) all other factors such bodies and persons consider appropriate. Although the Company has no formal policy regarding diversity, the Corporate Governance and Nominating Committee and the Board of Directors include diversity as one of several criteria that they consider in connection with selecting candidates for the Board of Directors. The Board of Directors seeks to ensure that it is composed of members whose background, expertise, qualifications, attributes and skills, when taken together, allow the Board of Directors to satisfy its oversight responsibilities effectively. Our current Board of Directors includes two individuals who identify as female and one who identifies as a racial minority.

When considering whether directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of the Company's business and structure, the Corporate Governance and Nominating Committee and the Board of Directors focused primarily on the information discussed in each of the Directors' individual biographies set forth below on pages 31 to 35. In particular, the Corporate Governance and Nominating Committee and the Board of Directors considered, with regard to:

Mr. Coutts, his strong background in the manufacturing sector and technology and program experience, believing that his experience with a large multinational corporation engaged in the manufacture of complicated products and experience managing significant Defense and National Interest cyber and systems programs is invaluable in evaluating the multiple integrated processes in the homebuilding business and also valuable in performance management and other aspects of the Company's operations;

Ms. Hernandez-Kakol, her significant experience, expertise and background in growing enterprises and executing strategy and her broad perspective brought by her track record of successfully bringing new solutions to market to drive growth;

COMPOSITION

Mr. Kangas, his significant experience, expertise and background in accounting matters, including the broad perspective brought by his experience in advising clients in many diverse industries;

Mr. Marengi, his strong background in the technology sector, because new technologies and their cost and benefit analyses and vigilance in the areas of cybersecurity and data protection are important to the Company;

Mr. Pagano, his significant experience, expertise and background in legal and capital markets matters, including the broad perspective brought by his experience in advising clients in the homebuilding industry and many other diverse industries;

Ms. Sellers, her strong background in the real estate and home sales industries and her broad perspective brought by experience in advising clients in real estate and other industries and her experience managing and advising worldwide residential marketing and sales businesses;

Mr. Hovnanian, our Chief Executive Officer and Chairman of the Board, his more than forty years of experience with the Company; and

Mr. Sorsby, our Chief Financial Officer, his more than thirty years of experience with the Company.

Board of Directors' Experience Matrix

	Ara K. Hovnanian**	Robert B. Coutts	Miriam Hernandez-Kakol	Edward A. Kangas*	Joseph A. Marengi	Vincent Pagano Jr.	Robin Stone Sellers	J. Larry Sorsby**
Enterprise Leadership — Experience as a senior executive of a large commercial organization.	✓	✓	✓	✓	✓	✓	✓	✓
Homebuilding/Real Estate — Professional experience in acquiring, managing or selling of residential real estate.	✓					✓	✓	✓
Financial — Professional experience in preparing, auditing or evaluating financial statements or in the management of commercial investments.	✓	✓	✓	✓	✓	✓	✓	✓
Technology/Cybersecurity — Experience in the management of technology applications and/or cybersecurity risk.		✓	✓		✓			
Public Company — Experience serving as a director of another public company.		✓		✓	✓	✓		
Risk Management — Experience with the implementation of strategic risk plans and/or the management of the associated risks.	✓	✓	✓	✓	✓	✓	✓	✓
Human Capital — Experience in attracting, developing and retaining of talent and/or succession planning.	✓	✓	✓	✓	✓	✓	✓	✓
Sales & Marketing — Experience in the operation and management of sales and marketing strategies, branding and consumer trends.	✓		✓	✓	✓		✓	✓
Corporate Governance — Experience in corporate governance for a public company.	✓	✓		✓	✓	✓		✓

*Lead Independent Director **Non-Independent Director



BOARD *of* DIRECTORS



NOMINEES' BIOGRAPHIES



ARA K.
HOVNANIAN

President, Chief Executive Officer,
Chairman of the Board & Director

Mr. Hovnanian has been Chief Executive Officer since July 1997 after being appointed President in 1988 and Executive Vice President in 1983. Mr. Hovnanian joined the Company in 1979, has been a Director of the Company since 1981 and was Vice Chairman from 1998 through November 2009. In November 2009, he was elected Chairman of the Board following the death of Kevork S. Hovnanian, the chairman and founder of the Company and the father of Mr. Hovnanian.



ROBERT B.
COUTTS

Independent Director

Mr. Coutts retired from the position of Executive Vice President of Lockheed Martin Corporation (NYSE), which he held from 2000 to 2008. Previously, Mr. Coutts was President and Chief Operating Officer of the former Electronics Sector of Lockheed Martin from 1998 to 2000. He was elected an officer by the Board of Directors of Lockheed Martin in December 1996. Mr. Coutts held management positions with General Electric Corporation (NYSE) from 1972 to 1993 and was with GE Aerospace when it became part of Lockheed Martin in 1993. Mr. Coutts is the retired Chairman of Sandia Corporation, a subsidiary of Lockheed Martin Corporation, and serves on the Compensation Committee and Corporate Governance Committee of Stanley Black and Decker (NYSE) and the Board of Directors of Siemens Government Technologies, Inc., where he serves as Chairman of the Compensation Committee. Mr. Coutts is a member of the Board of the Baltimore Symphony Orchestra and on the investment committee of Wesley Theological Seminary. He was elected as a Director of Hovnanian Enterprises, Inc. in March 2006 and is a member of the Company's Audit Committee and Compensation Committee.



MIRIAM
HERNANDEZ-KAKOL

Independent Director

Ms. Hernandez-Kakol retired from the position of Senior Partner and Global Head of Management Consulting Practice of KPMG LLP, which she held from May 2019 to October 2021. She has served on the Toyota Financial Services Bank (TFSB) Board since September 2022 and is a member of TFSB's Audit, Risk and Community Reconstruction Act committees. In January 2023 she was elected to the LPGA Foundation Board. Previously, she led the Global Customer and Operations practice at KPMG from 2015 to 2019. Prior to KPMG, Ms. Hernandez-Kakol was at BearingPoint from 2003 to 2008 as Managing Director and Senior Vice President. She also held various positions at Telcordia Technologies from 1988 to 1999. Ms. Hernandez-Kakol has served on the board of Junior Achievement of NJ, the Hispanic Information Technology Executive Council (HITEC), KPMG's Women's Advisory Board and the STEM Committee of the National Academy Foundation. Ms. Hernandez-Kakol was appointed as a Director of Hovnanian Enterprises, Inc. in January 2022 and is a member of the Company's Audit Committee and a member of the Compensation Committee.

NOMINEES' BIOGRAPHIES



EDWARD A. KANGAS

Lead Independent Director

Mr. Kangas was the Global Chairman and Chief Executive Officer of Deloitte from December 1989 to May 2000, when he retired. He serves as the Chairman of the Board of Deutsche Bank USA Corporation. He served as Lead Director at United Technologies from 2010 to 2018. He was on the Board of Directors of IntelSat (NYSE) from 2012 to 2022, Tenet Healthcare Corporation (NYSE) from 2003 to 2019, Intuit from 2007 to 2016, AllScripts, Inc. (Nasdaq) from 2008 to 2012 and Vivus Inc. (Nasdaq) from 2018 to 2020. Mr. Kangas is a former Chairman of the Board of the National Multiple Sclerosis Society. Mr. Kangas was elected as a Director of Hovnanian Enterprises, Inc. in September 2002, is Lead Independent Director of the Company's Board of Directors, Chairman of the Company's Audit Committee and a member of the Company's Compensation Committee and Corporate Governance and Nominating Committee.



JOSEPH A. MARENGI

Independent Director

Mr. Marengi, from July 2007 to March 2012, served as a Venture Partner for Austin Ventures. Prior to that, Mr. Marengi served as senior vice president for the Commercial Business Group of Dell Inc. (Nasdaq). In this role, Mr. Marengi was responsible for the Dell units serving medium business, large corporate, government, education and healthcare customers in the United States. Mr. Marengi joined Dell in July 1997 from Novell Inc. (Nasdaq), where he was president and chief operating officer. Mr. Marengi also served on the Boards of Directors of Quantum Corporation (NYSE) from 2008 to 2013 and Entorian Technologies, Inc. (formerly, the OTC Markets) from 2008 to 2012. Mr. Marengi was elected to the Board of Directors of Hovnanian Enterprises, Inc. in March 2006 and is the Chairman of the Company's Compensation Committee and a member of the Company's Audit Committee and Corporate Governance and Nominating Committee.



VINCENT
PAGANO JR.

Independent Director

Mr. Pagano was a partner at the law firm of Simpson Thacher & Bartlett LLP until his retirement at the end of 2012. He was the head of the firm's capital markets practice from 1999 to 2012 and, before that, administrative partner of the firm from 1996 to 1999. He was a member of the firm's executive committee during nearly all of the 1996 – 2012 period. He serves on the Board of Directors of Cheniere Energy Partners GP, LLC, the general partner of Cheniere Energy Partners (NYSE MKT), where he is chairman of the Conflicts Committee and a member of the Audit Committee, and also served on the Board of Directors of L3 Technologies, Inc. (NYSE) from 2013 until L3's merger with Harris Corporation in 2019, where he was chairman of the Nominating and Corporate Governance Committee and a member of the Audit Committee. Mr. Pagano was elected to the Board of Directors of Hovnanian Enterprises, Inc. in March 2013, is the Chairman of the Company's Corporate Governance and Nominating Committee and is a member of the Company's Audit Committee.



ROBIN STONE
SELLERS

Independent Director

Ms. Sellers most recently served as Chief Executive Officer of Christie's International Real Estate from 2012 through 2014. As CEO of Christie's, Ms. Sellers was responsible for all aspects of the company's business, including its global sales, marketing strategy, new development projects and finance groups. Ms. Sellers was CEO of Crossroads Property Strategies from 2008 to 2012 and a partner and head of real estate at McKinsey & Company from 1989 through 2007. From 1978 through 1989, Ms. Sellers practiced law in the real estate departments of two major New York City law firms. Ms. Sellers is a member of the Board of Advisors of the Weitzman School of Design at the University of Pennsylvania, is chair of the Board of Forbes Global Properties, a private real estate marketing firm, and is the founder of First Chance, an organization that pays bail for indigent women in Palm Beach County, Florida. Ms. Sellers was appointed to the Board of Directors of Hovnanian Enterprises, Inc. in June 2018 and is a member of the Company's Audit Committee and Corporate Governance and Nominating Committee.

NOMINEES' BIOGRAPHIES



J. LARRY SORSBY

*Executive Vice President,
Chief Financial Officer & Director*

Mr. Sorsby has been Chief Financial Officer of Hovnanian Enterprises, Inc. since 1996 and Executive Vice President since November 2000. Mr. Sorsby was also Senior Vice President from March 1991 to November 2000 and was elected as a Director of the Company in 1997. He is Chairman of the Board of Visitors for Urology at The Children's Hospital of Philadelphia ("CHOP") and also serves on the Foundation Board of Advisors at CHOP.

MEETINGS *of the* BOARD *of* DIRECTORS & COMMITTEES *of the* BOARD *of* DIRECTORS



MEETINGS & COMMITTEES

During the year ended October 31, 2022, the Board of Directors held seven meetings. In addition, Directors considered Company matters and had communications with the Chairman of the Board of Directors and others outside of formal meetings. During the fiscal year ended October 31, 2022, each current Director attended 100% of the meetings of the Board of Directors and 100% of the meetings of the committees on which such Director served. The Company's Corporate Governance Guidelines ("Governance Guidelines") provide that directors are expected to attend the Annual Meeting of Shareholders. All of the current members of the Board of Directors attended the Annual Meeting of Shareholders held on March 29, 2022.

AUDIT COMMITTEE

The members of the Audit Committee of the Board of Directors during the fiscal year ended October 31, 2022 were Mr. Kangas, Mr. Coutts, Ms. Hernandez-Kakol, Mr. Marengi, Mr. Pagano and Ms. Sellers. The Board of Directors has determined that all of the members of the Audit Committee meet the standards for independence in our Governance Guidelines, which are available on the Company's website at www.khov.com under "Investor Relations", "Corporate Governance", and the independence requirements mandated by the NYSE listing standards. During the fiscal year ended October 31, 2022, the Audit Committee met on twelve occasions.

The Audit Committee is currently chaired by Mr. Kangas and is responsible for reviewing and approving the scope of the annual audit undertaken by the Company's independent registered public accounting firm and meeting with them to review the results of their work as well as their recommendations. The Audit Committee selects the Company's independent registered public accounting firm and also approves and reviews their fees. The duties and responsibilities of the Audit Committee are set forth in its charter, which is available at www.khov.com under "Investor Relations", "Corporate Governance." The Audit Committee is also responsible for the oversight of the Company's Internal Audit Department. The Vice President of Internal Audit for the Company reports directly to the Audit Committee on, among other things, the Company's compliance with certain Company procedures which are designed to enhance management's understanding of operating issues and the results of the Audit Department's annual audits of the various aspects of the Company's business. For additional information related to the Audit Committee, see "The Audit Committee" beginning on page 133.

MEETINGS & COMMITTEES

COMPENSATION COMMITTEE

The members of the Compensation Committee of the Board of Directors during the fiscal year ended October 31, 2022 were Mr. Marengi, Mr. Coutts, Ms. Hernandez-Kakol and Mr. Kangas. The Board of Directors has determined that all of the members of the Compensation Committee meet the standards for independence in our Governance Guidelines and the independence requirements mandated by the rules of the NYSE and SEC. In addition, all members of the Compensation Committee qualify as "Non-Employee Directors" for purposes of Rule 16b-3 under Exchange Act. The duties and responsibilities of the Compensation Committee are set forth in its charter, which is available at www.khov.com under "Investor Relations", "Corporate Governance." During the fiscal year ended October 31, 2022, the Compensation Committee met on four occasions.

The Compensation Committee is currently chaired by Mr. Marengi and is responsible for reviewing salaries, bonuses and other forms of compensation for the Company's senior executives, key management employees and non-employee Directors and is active in other compensation and personnel areas as the Board of Directors from time to time may request. For a discussion of the criteria used and factors considered by the Compensation Committee in reviewing and determining executive compensation, see "The Compensation Committee" and "Compensation Discussion and Analysis" below.

CORPORATE GOVERNANCE & NOMINATING COMMITTEE

The members of the Corporate Governance and Nominating Committee of the Board of Directors are Messrs. Pagano, Kangas and Marengi and Ms. Sellers. The Board of Directors has determined that all of the members of the Corporate Governance and Nominating Committee meet the standards for independence in our Governance Guidelines and the independence requirements mandated by the NYSE listing standards. During the fiscal year ended October 31, 2022, the Corporate Governance and Nominating Committee met on three occasions.

The Corporate Governance and Nominating Committee is currently chaired by Mr. Pagano. The Corporate Governance and Nominating Committee is responsible for corporate governance matters, reviewing and recommending nominees for the Board of Directors, succession planning, ESG and cybersecurity risk oversight and other Board-related policies. The Corporate Governance and Nominating Committee also oversees the annual performance evaluation of the Board of Directors and its committees, the Board of Directors' periodic review of the Governance Guidelines and compliance with the Company's Related Person Transaction Policy.

The Governance Guidelines require that each Director annually prepares an assessment of each Board committee on which such Director serves as well as of the full Board of Directors as to the effectiveness of each such committee and the full Board of Directors and any recommendations for improvement. The duties and responsibilities of the Corporate Governance and Nominating Committee are set forth in its charter, which is available at www.khov.com under "Investor Relations", "Corporate Governance", and the Governance Guidelines are available at the same website address under "Investor Relations", "Corporate Governance/Guidelines."

In conducting its nomination function, among other factors, the Corporate Governance and Nominating Committee generally considers the size of the Board of Directors best suited to fulfill its responsibilities, the Board of Directors' overall membership composition to ensure the Board of Directors has the requisite expertise and consists of persons with sufficiently diverse backgrounds, the independence of non-employee directors and possible conflicts of interest of existing and potential members of the Board of Directors, as more fully described under "Proposal 1—Election of Directors—Board of Directors—Composition" above.

The Company does not have a specific policy regarding shareholder nominations of potential directors to the Board of Directors, other than through the process described under "Shareholder Proposals for the 2024 Annual Meeting" below. The Corporate Governance and Nominating Committee will consider director candidates recommended by shareholders in the same manner as it considers candidates recommended by others. Possible nominees to the Board of Directors may be suggested by any Director and given to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee may seek potential nominees and engage search consultants to assist it in identifying potential nominees. The Corporate Governance and Nominating Committee's charter contains a provision stating that it shall consider all factors it considers appropriate, including the benefits of racial and gender diversity. The Corporate Governance and Nominating Committee recommends to the Board of Directors a slate of nominees for the Board of Directors for inclusion in the matters to be voted upon at each Annual Meeting. The Company's Restated By-laws provide that Directors need not be shareholders. Vacancies on the Board of Directors, other than those resulting from removal by shareholders, may be filled by action of the Board of Directors.

MEETINGS & COMMITTEES

VOTE REQUIRED

The election of the nominees to the Company's Board of Directors for the ensuing year, to serve until the next Annual Meeting of Shareholders of the Company, and until their respective successors are elected and qualified, requires that each director be elected by the affirmative vote of a majority of the votes cast by the shareholders of Class A Common Stock and Class B Common Stock, voting together, represented in person or by proxy at the 2023 Annual Meeting. In determining whether each director has received the requisite number of affirmative votes, abstentions and broker non-votes will have no impact on such matter because such shares are not considered votes cast.

Mr. Hovnanian and others with voting power over the shares held by the members of the family of Kevork S. Hovnanian (the "Hovnanian Family") and various trusts and entities established for the benefit of the Hovnanian Family have informed the Company that they intend to vote in favor of the nominees named in this proposal. Because of their collective voting power, these nominees are assured election.

Our Board of Directors recommends that shareholders vote FOR the election of the nominees named in this proposal to the Company's Board of Directors.



PROPOSAL II

—Ratification *of the* Selection *of an* Independent Registered Public Accounting Firm

PROPOSAL II

The selection of an independent registered public accounting firm to examine financial statements of the Company to be made available or transmitted to shareholders and to be filed with the SEC for the fiscal year ending October 31, 2023 is submitted to this 2023 Annual Meeting for ratification. Deloitte & Touche LLP has been selected by the Audit Committee of the Company to examine such financial statements. In the event that the shareholders fail to ratify the appointment, the Audit Committee will consider the view of the shareholders in determining its selection of the Company's independent registered public accounting firm for the subsequent fiscal year. Even if the selection is ratified, the Audit Committee may, in its discretion, direct the appointment of a new independent registered public accounting firm at any time if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

The Company has been advised that representatives of Deloitte & Touche LLP will attend the 2023 Annual Meeting to respond to appropriate questions and will be afforded the opportunity to make a statement if the representatives so desire.

VOTE REQUIRED

Ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm to examine financial statements of the Company for the year ending October 31, 2023 requires the affirmative vote of a majority of the votes cast by the shareholders of Class A Common Stock and Class B Common Stock, voting together, represented in person or by proxy at the 2023 Annual Meeting. In determining whether the proposal has received the requisite number of affirmative votes, abstentions will have no impact on such matter because such shares are not considered votes cast.

Mr. Hovnanian and others with voting power over the shares held by the Hovnanian Family and various trusts and entities established for the benefit of the Hovnanian Family have informed the Company that they intend to vote in favor of this proposal. Because of their collective voting power, this proposal is assured passage.

Our Board of Directors recommends that shareholders vote FOR the ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending October 31, 2023.

PROPOSAL III

—Advisory Vote *on*
Executive Compensation

PROPOSAL III

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act")) and the related rules of the SEC, we are including in these proxy materials a separate resolution subject to shareholder vote to approve, in a non-binding advisory vote, the compensation of our named executive officers, as disclosed on pages 60 to 129.

In considering their vote, shareholders may wish to review with care the information on the Company's compensation policies and decisions regarding the named executive officers ("NEOs") presented in "Compensation Discussion and Analysis" on pages 60 to 105, as well as the discussion regarding the Compensation Committee on pages 54 to 59.

As we discuss in the "Compensation Discussion and Analysis" section, the Board of Directors believes that the Company's long-term success depends in large measure on the talents of the Company's employees. The Company's compensation system plays a significant role in the Company's ability to attract, retain and motivate the highest quality associates in a difficult market. The principal underpinnings of the Company's compensation system are an acute focus on performance, shareholder alignment, sensitivity to the relevant marketplace and a long-term orientation.

The Compensation Committee ties increases or decreases in overall compensation to the achievement of key performance factors the Board of Directors believes are critical to the Company's success during that period. The Committee seeks to motivate management to achieve improved financial performance of the Company through bonus plans that reward higher performance with increased bonuses and hold management accountable for financial performance that falls below targeted levels by paying reduced bonuses. In addition, the periodic long-term incentive programs adopted by the Company have conditioned payouts on the achievement of targets for increasing profitability and earnings before interest and taxes ("EBIT") Return on Inventory and lowering or refinancing debt and reducing interest expense over multi-year performance periods. Moreover, in recent years, the CEO and the Executive Vice President, Chief Financial Officer (the "CFO") have received performance share units ("PSUs"), market share units ("MSUs") and options, and the Senior Vice President, Chief Accounting Officer and Treasurer (the "CAO") has received PSUs and options, which are tied to financial performance and/or stock price performance. The PSU awards are tied to financial performance conditions (for 2022, consistent with 2021, absolute EBIT levels and EBIT Return on Inventory rank relative to the Peer Group), and half of the MSU awards have been subject to financial performance conditions in addition to the stock price performance conditions applicable to all of the MSU awards. As discussed in the "Compensation Discussion and Analysis" section, the rigor of the performance conditions related to the long-term incentive programs is demonstrated by the fact that for LTIP awards, on average over the past five years, we have set the three-year cumulative pre-tax profit targets at 252% of what was achieved for the most recently-completed three-year periods at the time the LTIP awards were granted.

In recent years, the Compensation Committee has determined to weight the Company's variable compensation programs toward rigorous performance conditions with metrics such as liquidity, shareholder value preservation, debt reduction, alternative capital raises, adjusted EBIT Return on Inventory, gross margin and new communities opened. As context for basing the Company's compensation programs on these metrics, the Committee considered that, at the point at which housing starts were at the lowest levels during the great housing recession in 2009, the Company had written off over $2.5 billion of asset value and, as a result, was significantly overleveraged. During this period, many homebuilders declared bankruptcy and certain others significantly diluted shareholders via new equity issuances or by selling their companies at extremely low valuations. Hovnanian's management chose to preserve shareholder value by managing the Company for growth and taking creative steps to refinance and pay down its heavy debt load. From the beginning of 2009 through fiscal 2022, the Company has reduced its public debt by about $1.4 billion, including a $281 million debt reduction during fiscal 2021 and 2022 combined. Despite this reduction, the Company remains overleveraged, with interest rates on debt instruments significantly above its lower leveraged peers. Accordingly, the Company continues to have a large interest expense burden which causes profitability to be more challenging to achieve and makes it difficult to compare the Company with its peers on profitability alone. During the COVID-19 pandemic surge in housing demand in fiscal 2021 and the first half of fiscal 2022, even with an extraordinarily high interest burden compared to its peers, the Company achieved income before income taxes of over $189 million and $319 million in fiscal 2021 and fiscal 2022, respectively, as a result of its growth in deliveries and margin improvement. This improvement allowed the Company, for the first time since the great housing recession, to return to a return on average equity ("ROAE") metric for bonus compensation during fiscal 2022. When measuring pure operating performance by the ratio of adjusted EBIT to inventory, the Company has performed in the top half of its Peer Group for each of the four years ending with fiscal 2022. In addition, the Company continues to rank highest among its Peer Group in inventory turns.



The Compensation Committee's policies and actions have included the following:

Selection of bonus metrics that correspond to the financial and strategic operational needs of the Company during the relevant period.

Focus on increasing profitability and EBIT Return on Inventory and lowering or refinancing debt and reducing interest expense over multi-year performance periods through periodic long-term incentive awards for all NEOs.

Practice of tying portions of equity awards to performance criteria. For example, in fiscal 2022, the CEO, CFO and CAO were granted PSUs, half of which are tied to absolute EBIT levels and half of which are tied to EBIT Return on Inventory rank relative to the Peer Group.

Additional details are described below under "Compensation Discussion and Analysis—Details of Compensation Elements—Stock Grants."

Active management of both equity award levels and the number of shares available for new equity-based awards.

The text of the resolution in respect of this proposal is as follows:

"Resolved, that the compensation paid to the Company's named executive officers as disclosed pursuant to Item 402 of Regulation S-K in the Proxy Statement relating to the Company's Annual Meeting of Shareholders to be held on March 28, 2023, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby approved."

VOTE REQUIRED

The approval of the compensation paid to the Company's named executive officers requires the affirmative vote of a majority of the votes cast by the shareholders of Class A Common Stock and Class B Common Stock, voting together, represented in person or by proxy at the 2023 Annual Meeting. In determining whether the proposal has received the requisite number of affirmative votes, abstentions and broker non–votes will have no impact on such matter because such shares are not considered votes cast.

Mr. Hovnanian and others with voting power over the shares held by the Hovnanian Family and various trusts and entities established for the benefit of the Hovnanian Family have informed the Company that they intend to vote in favor of this proposal. Because of their collective voting power, this proposal is assured passage.

Our Board of Directors recommends that shareholders vote FOR the approval of this resolution.



PROPOSAL IV

—Advisory Vote *on the* Frequency *of* Shareholder Vote *on* Executive Compensation

PROPOSAL IV

Beginning with the Company's 2013 Annual Meeting of Shareholders, the Company has held an annual "say-on-pay" vote. That practice was reaffirmed by the voting results of our last advisory vote on the frequency of shareholder votes on executive compensation at the 2017 Annual Meeting of Shareholders at which a substantial majority of our shareholders (99.4% of the votes cast by shareholders of Class A Common Stock and Class B Common Stock, voting together) voted for "say-on-pay" proposals to occur every year. The Company will next hold an advisory vote on the frequency of future advisory votes on executive compensation at our 2029 Annual Meeting.

The Board of Directors has determined that an advisory vote to approve executive compensation that occurs each year is the appropriate alternative for the Company and its shareholders.

In reaching this recommendation, the Board of Directors considered the following:

Holding an annual advisory vote allows shareholders to provide direct input on the Company's executive compensation philosophy, objectives, policies and practices as disclosed in the proxy statement each year;

An annual advisory vote provides the Compensation Committee with the opportunity to evaluate its compensation decisions taking into account timely feedback provided by shareholders; and

The Board of Directors believes that shareholder engagement leads to enhanced governance practices.

The text of the resolution in respect of this proposal is as follows:

"Resolved, that the shareholders recommend, in a non-binding advisory vote, whether a non-binding shareholder advisory vote to approve the compensation of the Company's named executive officers should occur every one, two or three years."

Our Board of Directors recommends that shareholders vote for ONE YEAR with respect to how frequently an advisory shareholder vote to approve the compensation of our NEOs should occur.



The

COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors (the "Committee") is the principal overseer of the Company's various policies and procedures related to executive compensation. The Committee meets at least four times a year and consults with outside compensation consultants as needed to assess industry trends and overall compensation issues. The Committee is governed by its charter, which is available at www.khov.com under "Investor Relations", "Corporate Governance."

AREAS OF RESPONSIBILITY

The Committee, in conjunction with the Board of Directors and with management's input, shapes the Company's executive compensation philosophy and objectives. In particular, the Committee is charged with:

Reviewing and approving, at least annually, the salaries, bonuses and other forms of compensation, including equity grants, for the Company's senior executives (which include the CEO, the CFO and the CAO);

Reviewing, at least annually, compensation paid to the Company's non-employee Directors;

Participating in the review of compensation of other designated key employees of the Company;

Periodically reviewing the Company's policies and procedures pertaining to the Company's equity award plans and forms of equity grants to all employees and non-employee Directors, employee benefit plans (for example, the 401(k) plan and deferred compensation plans), severance agreements and executive perquisites;

Fostering good corporate governance practices as they relate to executive compensation;

Reviewing, at least annually, as part of the Board of Directors' oversight responsibilities, the Company's compensation program and reports from management regarding its assessment of whether there are any compensation risks that are reasonably likely to result in a material adverse effect on the Company (see "Oversight of Risk Management" below); in addition, the Committee regularly considers business and compensation risks as part of its process for establishing performance goals and determining incentive awards for each of the NEOs;

Reviewing and discussing with management the "Compensation Discussion and Analysis" (the "CD&A") for inclusion in the Company's annual proxy statement and annual report on Form 10-K and, based on that review and discussion, determining whether or not to recommend to the Board of Directors that the CD&A be included in the Company's annual proxy statement; and

Preparing the compensation committee report on executive compensation for inclusion in the Company's annual proxy statement, in accordance with applicable rules and regulations of the NYSE, SEC and other applicable regulatory bodies.

The Committee's actions and procedures are discussed in more detail next and further below under "Compensation Discussion and Analysis."

COMPENSATION REVIEW PROCESS FOR THE NAMED EXECUTIVE OFFICERS

The Committee, in conjunction with the Board of Directors and with management's input, is responsible for making decisions related to the overall compensation of the NEOs, excluding the CEO, whose compensation is determined solely by the Compensation Committee and the Board of Directors.

At least annually, the Committee establishes objective financial measures for determining bonus awards to the NEOs. The Committee also considers salary, employee benefits and discretionary bonus awards, if any, for the NEOs.

In determining overall compensation for the NEOs, the Committee may consult with other members of the Board of Directors, including the CEO and the CFO, rather than relying solely on the Company's financial performance measures in determining their compensation. These individuals often provide the Committee with insight on the individual performance of executives (other than with respect to themselves). The CEO and CFO are not present for the Committee's evaluation of their individual performance. The Committee also reviews and analyzes the compensation of the named executive officers of the Company's peer group of nine publicly-traded homebuilding companies (the "Peer Group"), discussed further below. The Committee may engage outside compensation consultants in relation to various compensation issues. The Committee may also instruct a compensation consultant to provide assistance in fostering an overall compensation program that aligns with its compensation philosophy to guide, motivate, retain and reward its executives for the achievement of the Company's financial performance, strategic initiatives and individual goals, including increased long-term shareholder value during a challenging business environment. Notwithstanding any input from compensation consultants and management, the Committee has the sole discretion to make all final decisions related to NEO compensation.

OUTSIDE COMPENSATION CONSULTANT

For fiscal 2022, the Committee engaged Frederic W. Cook & Co., Inc. ("FW Cook") as the Committee's outside compensation consultant to provide certain services related to executive and non-employee Director compensation. In fiscal 2022, FW Cook assisted the Committee with its review of the Company's annual bonus, long-term incentive and equity compensation plans for the CEO and other NEOs as well as its review of the compensation program for the non-employee Directors and the Compensation Committee's compensation risk assessment.

FW Cook does not provide any other services to the Company unless approved by the Committee, and no such services were provided in fiscal 2022. After considering the relevant factors, the Company determined that no conflicts of interest have been raised in connection with the services FW Cook performed for the Committee in fiscal 2022.

The Committee's primary objective in engaging FW Cook has been to obtain advice and feedback related to maintaining programs that provide competitive compensation opportunities for executives compared to the Peer Group. FW Cook also provided assistance to the Committee in fostering an overall compensation program as discussed above.

The Committee weighs the advice and feedback from its compensation consultant and the members of the Board of Directors, as well as the views of, and information gathered by, the members of management it has consulted in conjunction with its review of other information the Committee considers relevant, when making decisions or making recommendations to the full Board of Directors regarding executive compensation.

BOARD COMMUNICATION

The Company's Board of Directors is updated at least quarterly on any compensation decisions or recommendations made by the Committee, and the Committee requests feedback from the Board of Directors regarding specific compensation issues as it deems necessary.

COMPENSATION COMMITTEE INTERLOCKS & INSIDER PARTICIPATION

During the fiscal year ended October 31, 2022, the members of the Committee were Mr. Marengi, Mr. Coutts, Ms. Hernandez-Kakol and Mr. Kangas, none of whom at any time has been an officer or employee of the Company or any of its subsidiaries and did not have any relationships requiring disclosure under Item 404(a) of Regulation S-K in this Proxy Statement. None of our executive officers served on the board of directors or compensation committee of any other entity that has or had one or more executive officers who served on our Board of Directors or our Compensation Committee during fiscal 2022.

COMPENSATION COMMITTEE REPORT

The Committee has reviewed and discussed the Compensation Discussion and Analysis provided below with the Company's management. Based on this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2022.

COMPENSATION COMMITTEE

Joseph A. Marengi, Chair
Robert B. Coutts
Miriam Hernandez-Kakol
Edward A. Kangas



COMPENSATION DISCUSSION & ANALYSIS

1. EXECUTIVE SUMMARY

BACKGROUND

In recent years, the Committee has determined to weight the Company's variable compensation programs toward rigorous performance conditions with metrics such as liquidity, shareholder value preservation, debt reduction, alternative capital raises, adjusted EBIT Return on Inventory, gross margin and new communities opened. As context for basing the Company's compensation programs on these metrics, the Committee considered that, at the point at which housing starts were at the lowest levels during the great housing recession in 2009, the Company had written off over $2.5 billion of asset value and, as a result, was significantly overleveraged. During this period, many homebuilders declared bankruptcy and certain others significantly diluted shareholders via new equity issuances or by selling their companies at extremely low valuations. Hovnanian's management chose to preserve shareholder value by managing the Company for growth and taking creative steps to refinance and pay down its heavy debt load. From the beginning of 2009 through fiscal 2022, the Company has reduced its public debt by about $1.4 billion, including a $281 million debt reduction during fiscal 2021 and 2022 combined. Despite this reduction, the Company remains overleveraged, with interest rates on debt instruments significantly above its lower leveraged peers. Accordingly, the Company continues to have a large interest expense burden which causes profitability to be more challenging to achieve and makes it difficult to compare the Company with its peers on profitability alone. During the COVID-19 pandemic surge in housing demand in fiscal 2021 and the first half of fiscal 2022, even with an extraordinarily high interest burden compared to its peers, the Company achieved income before income taxes of over $189 million and $319 million in fiscal 2021 and fiscal 2022, respectively, as a result of its growth in deliveries and margin improvement. This improvement allowed the Company, for the first time since the great housing recession, to return to a ROAE metric for bonus compensation during fiscal 2022. When measuring pure operating performance by the ratio of adjusted EBIT to inventory, the Company has performed in the top half of its Peer Group for each of the four years ending with fiscal 2022. In addition, the Company continues to rank highest among its Peer Group in inventory turns.

COMPANY PERFORMANCE IN FISCAL 2022

The demand for new and existing homes is dependent on a variety of demographic and economic factors, including job and wage growth, household formation, consumer confidence, mortgage financing, interest rates, inflation and overall housing affordability. In general, during the first half of fiscal year 2022, factors including rising levels of household formation, a constrained supply of new and used homes, wage growth, strong employment conditions and mortgage rates that continued to be low by historical standards contributed to increased demand for new homes.

Starting in May 2022, home demand began to slow, with further softening experienced through the end of October 2022. A combination of factors drove this decrease in demand, including concerns about the high levels of inflation, a quick and sharp increase in mortgage rates and general uncertainty and fear that the United States is headed toward an economic recession. As a result of these adverse business conditions, many buyers temporarily paused their home purchase decisions to wait for more clarity with respect to their job stability and where interest rates will settle, which led to a slowdown in net contracts. That said, our overall operating metrics improved in fiscal 2021 as compared to fiscal 2020, and improved even further in fiscal 2022, as described below.

During fiscal 2022, our cash position allowed us to spend $759.3 million on land purchases and land development and to repurchase $100.0 million of senior secured notes and still have total liquidity of $457.3 million, including $326.2 million of homebuilding cash and cash equivalents and $125.0 million of borrowing capacity under our senior secured revolving credit facility as of October 31, 2022.

For the year ended October 31, 2022, sale of homes revenues increased 6.2% as compared to the prior year as a result of a 19.0% increase in average sales price, partially offset by a 10.7% decrease in homes delivered. The decrease in deliveries in fiscal 2022 was primarily the result of a 2.4% reduction in community count as well as the slowdown in net contracts in the second half of the year.

Homebuilding gross margin percentage increased from 18.6% for the year ended October 31, 2021 to 21.5% for the year ended October 31, 2022, and homebuilding gross margin percentage, before cost of sales interest expense and land charges, increased from 21.8% for the year ended October 31, 2021 to 25.0% for the year ended October 31, 2022. The increases were primarily due to increases in home prices in virtually all of our markets during fiscal 2022, along with the mix of communities delivering compared to the prior year. Homebuilding gross margin percentage, before cost of sales interest expense and land charges, is a non-GAAP measure. See page 27 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2022 for a reconciliation of this measure to homebuilding gross margin percentage, the most directly comparable GAAP measure.

Selling, general and administrative expenses (including corporate general and administrative) increased $19.6 million for the year ended October 31, 2022 as compared to the prior year. The increase was primarily due to an increase in compensation expense and insurance costs. The increase in compensation expense was mostly attributed to an increase in headcount and bonuses related to market conditions and company performance. The increase in insurance costs was a result of an increase in premiums to obtain insurance, along with additional reserves for construction defect claims. Despite the increase in dollars, as a percentage of total revenue, such costs remained relatively flat at 10.1% for the year ended October 31, 2022 compared to 9.9% for the year ended October 31, 2021.

Income before income taxes increased to $319.8 million for the year ended October 31, 2022 from $189.9 million for the year ended October 31, 2021. Net income decreased to $225.5 million for the year ended October 31, 2022 from $607.8 million for the year ended October 31, 2021 (which included the $468.6 million benefit of a reduction in our deferred tax asset valuation allowance). Earnings per share, basic and diluted, decreased to $30.31 and $29.00, respectively, for the year ended October 31, 2022, compared to earnings per share, basic and diluted of $87.50 and $85.86, respectively, for the year ended October 31, 2021, driven by the prior year reduction of our deferred tax asset valuation allowance.

Net contracts per average active selling community decreased to 39.6 for the year ended October 31, 2022 compared to 55.3 in the prior year. The decrease was primarily attributed to the slowdown in net contracts for the second half of fiscal 2022 discussed above.

The dollar value of net contracts, including domestic unconsolidated joint ventures, decreased 14.8% to $2.8 billion for fiscal 2022 compared with $3.3 billion for fiscal 2021.

The dollar value of contract backlog decreased 22.6% to $1.3 billion for fiscal 2022 compared with $1.6 billion for fiscal 2021. The decrease was primarily attributed to a decrease in customer traffic and sales pace and an increase in cancellations due to current market uncertainty from buyers.

COMPANY STOCK PRICE RELATIVE TO PRE-TAX INCOME

The chart below illustrates that, while our operations have improved dramatically as demonstrated by the increase in pre-tax income to $319.8 million in fiscal 2022 compared to a loss of $39.7 million in fiscal 2019, our stock price, which increased to an average of $38.80 in October 2022 compared to an average of $24.27 in October 2019, has not benefited proportionally from that improvement.



Fiscal Year Pre-tax Income/(Loss) (in millions)

FYE Average Stock Price (1)

(1)
Reflects the average closing price of a share of Class A Common Stock of the Company for the last month of the fiscal year indicated.

Pay-for-Performance

The Compensation Committee ties increases or decreases in overall compensation to the achievement of key performance factors the Board of Directors believes are critical to the Company's success during that period. The Committee seeks to motivate management to achieve improved financial performance of the Company through bonus plans that reward higher performance with increased bonuses and hold management accountable for financial performance that falls below targeted levels by paying reduced bonuses.

In addition, the periodic long-term incentive programs adopted by the Company have conditioned payouts on the achievement of targets for increasing profitability and EBIT Return on Inventory and lowering or refinancing debt and reducing interest expense over multi-year performance periods. Moreover, in recent years, the CEO and CFO have received PSUs, MSUs and options, and the CAO has received PSUs and options, which are tied to financial performance and/or stock price performance. The PSU awards are tied to financial performance conditions (for 2022, absolute EBIT levels and EBIT Return on Inventory rank relative to the Peer Group), and half of the MSU awards have been subject to financial performance conditions in addition to the stock price performance conditions applicable to all of the MSU awards. The rigor of the performance conditions related to the long-term incentive programs is demonstrated by the fact that for LTIP awards, on average over the past five years, we have set the three-year cumulative pre-tax profit targets for the LTIPs at 252% of what was achieved for the most recently-completed three-year periods at the time the LTIP awards were granted.

Because the Summary Compensation Table uses accounting constructs to estimate values of long-term equity incentive awards at the time of grant, the Committee does not believe that it adequately measures CEO compensation for the purpose of assessing pay-for-performance alignment. These estimated values can differ significantly from the actual value that is ultimately earned from these awards. For this reason, the Committee also considers realizable pay, which captures the impact of the Company's current share price performance on previously granted long-term incentive awards and helps the Committee assess the alignment of the Company's compensation programs with the interests of its shareholders.

Emphasis on Long-Term Value Creation and Retention

The Committee seeks to align the interests of management with the long-term interests of the Company's shareholders by granting a significant portion of their total compensation in the form of equity awards that increase or decrease in value as the Company's financial performance and stock price improve or decline. The Committee also seeks to retain management by using compensation methods that require executives to be employed through various performance periods in order to receive financial benefits of certain equity grants.

Maintaining an Appropriate Peer Group

To retain and attract executive talent with industry-specific knowledge, in constructing the Peer Group, the Committee selects those companies that compete directly with the Company in the homebuilding industry, are of comparable complexity in operations to the Company and are generally in the markets in which the Company competes. The Committee believes that it is important to compare the Company to others in the homebuilding industry, even if certain of these peers have different financial profiles, because the Company competes with homebuilding industry peers for executive talent with industry-specific knowledge and experience. Further, the Company competes directly in all of its markets with most of the Peer Group companies for customers, land and trade partners. In some markets, the Company is larger than some of the Peer Group companies even though it may be smaller nationally. The Committee reviews the composition of the Peer Group on an annual basis and makes adjustments, if needed. In fiscal 2022, the Committee did not make any changes to the Peer Group. The Committee reviews the executive compensation of the Peer Group companies and seeks to award competitive target total direct compensation opportunities (the sum of base salary, annual bonus/incentive awards and target long-term incentive awards) for our NEOs compared to the Peer Group.

No Employment Agreements with CEO or CFO

The Company does not maintain employment or other agreements for our CEO or CFO that provide contractual rights upon termination of employment (other than upon death or disability) except for the vesting of long-term incentive and equity-based awards in the case of retirement or in connection with a qualifying termination in the case of a change in control. The Company does have a change in control severance agreement with our CAO, as discussed in footnote (5) to the Potential Payments Upon Termination or Change-in-Control Table.

No Tax Gross-Ups or Defined Benefit Pension Plans for Any NEO.

Maintenance and Monitoring of Stock Ownership Guidelines

The Board of Directors has established stock ownership guidelines pursuant to which the CEO, CFO and COO (if any) are requested to achieve and maintain recommended minimum levels of stock ownership as set forth below under "Stock Ownership Guidelines."



Clawback Policy

In addition to the statutory CEO and CFO reimbursement requirements under the Sarbanes-Oxley Act of 2002, it is the Company's current policy that, if we are required to restate our financial results due to material noncompliance by the Company with any financial reporting requirement under the securities laws as a result (directly or indirectly) of an executive officer's misconduct, the Board of Directors will require, at its discretion and approval, the reimbursement and/or cancellation of any incentive-based compensation (including stock options awarded as compensation) in excess of the amount that would have been awarded based on the restated financial results. This policy applies to cash and equity incentive-based compensation awarded to the executive officer during the three-year period preceding the date on which the Company is required to prepare an accounting restatement based on erroneous data. In the past three years, the Company has primarily granted the NEOs equity that has performance conditions and would be subject to this policy.

In November 2022, the SEC issued final rulemaking that directed the listing exchanges, including the NYSE, to adopt rules requiring listed companies to implement a clawback policy that requires recovery of incentive compensation erroneously paid during the three completed fiscal years immediately preceding the date on which a listed company is required to prepare an accounting restatement to correct an error that is material to the listed company's previously issued financial statements. The Company intends to revisit its clawback policy when such NYSE rulemaking regarding recoupment policies becomes effective, which date is currently not known.

Investor Engagement

During fiscal 2022, the Company conducted proactive investor outreach programs, including having its executives attend four investor conferences as well as other meetings with the investment community and meeting by teleconference or in person with more than 144 investors either one-on-one or in small groups. As a result, the Company's executives met with institutional holders representing approximately 89% of shares held by our top ten shareholders that are actively managed funds. From time to time, Mr. Hovnanian and Mr. Sorsby, who are also members of the Board of Directors, and/or Mr. O'Connor participated in these investor outreach programs and reported their findings from the investor feedback to the Board of Directors. During such meetings, none of these investors with whom the Company engaged during fiscal 2022 raised concerns about the Company's compensation practices, including the design and payouts under the Company's annual bonus programs.

COMPENSATION DECISIONS FOR FISCAL 2022

The Committee's compensation decisions for fiscal 2022 reflected a conservative approach to fixed pay elements (base salary), the achievement of pre-established goals (annual bonuses) and long-term awards.

Base Salaries

For fiscal 2022, the Committee approved a 3.5% base salary increase, effective December 25, 2021, for each of Messrs. Sorsby and O'Connor, which is in line with the Company's ordinary course merit-based salary and cost of living increase practices. In light of Mr. Hovnanian's earlier recommendation to reduce his salary by 14.4% to $1,150,000 during fiscal 2021 to be more in line with the base salaries of the other chief executive officers in the Company's new Peer Group and upon his recommendation, the Committee determined not to increase Mr. Hovnanian's base salary for fiscal 2022. See "Details of Compensation Elements—Base Salaries" below for additional information.

Regular Annual Bonuses

Consistent with the achievement of specified financial objectives, fiscal 2022 annual bonuses were paid to all NEOs. The Committee considered investor support for prior annual bonus programs, their design and payouts when determining pay opportunities and setting performance metrics for fiscal 2022. Additional details are described under "Details of Compensation Elements—Annual Bonuses—Regular Bonuses" below.

Discretionary Bonuses

The Committee did not award discretionary bonuses to any NEO for fiscal 2022.

Long-Term Awards, including PSUs and participation in the Long-Term Incentive Program

As further described under "Details of Compensation Elements – Stock Grants," for fiscal 2022, the Committee granted PSUs to the CEO, CFO and CAO. The PSUs are tied to the specific financial performance conditions described below under "Details of Compensation Elements – Stock Grants." The Committee also granted Long-Term Incentive Program ("LTIP") awards to the CEO, CFO and CAO in fiscal 2022 as further described below under "Details of Compensation Elements – Long-Term Incentive Programs." The LTIP awards are tied to the achievement of specified financial performance conditions over a three-year performance period and are fully vested at the end of the performance period. The PSUs granted in 2022 are subject to time-based vesting conditions that extend beyond the performance period. The PSUs and LTIP awards are further subject to a mandatory two-year post-vesting delayed delivery.



2.
COMPENSATION PHILOSOPHY & OBJECTIVES



The Committee, in conjunction with the Board of Directors and with senior management, has been instrumental in shaping the Company's compensation philosophy and objectives because of its responsibilities and oversight of the Company's various policies and procedures concerning executive compensation.

As context for setting the Company's compensation programs, the Committee considered the Company's strategic goals. As such, the Committee has weighted the Company's variable compensation programs toward rigorous performance conditions with metrics such as liquidity, shareholder value preservation, debt reduction, alternative capital raises, adjusted EBIT Return on Inventory, gross margin and new communities opened. In setting compensation, the Committee considered that, at the point at which housing starts were at the lowest levels during the great housing recession in 2009, the Company had written off over $2.5 billion of asset value and, as a result, was significantly overleveraged. During this period, many homebuilders declared bankruptcy and certain others significantly diluted shareholders via new equity issuances or by selling their companies at extremely low valuations. Hovnanian's management chose to preserve shareholder value by managing the Company for growth and taking creative steps to refinance and pay down its heavy debt load. From the beginning of 2009 through fiscal 2022, the Company has reduced its public debt by about $1.4 billion, including a $281 million debt reduction during fiscal 2021 and 2022 combined. Despite this reduction, the Company remains overleveraged, with interest rates on debt instruments significantly above its lower leveraged peers. Accordingly, the Company continues to have a large interest expense burden which causes profitability to be more challenging to achieve and makes it difficult to compare the Company with its peers on profitability alone. During the COVID-19 pandemic surge in housing demand in fiscal 2021 and the first half of fiscal 2022, even with an extraordinarily high interest burden compared to its peers, the Company achieved income before income taxes of $189 million and $319 million in fiscal 2021 and fiscal 2022, respectively, as a result of its growth in deliveries and margin improvement. This improvement allowed the Company for the first time since the great housing recession to return to a ROAE metric for bonus compensation during fiscal 2022. When measuring pure operating performance by the ratio of adjusted EBIT to inventory, the Company has performed in the top half of its Peer Group for each of the four years ending with fiscal 2022. In addition, the Company continues to rank highest among its Peer Group in inventory turns.

The six primary objectives that the Committee considers in making compensation decisions are discussed below, as are our other philosophies and mechanisms for determining compensation. In making compensation-related decisions, the Committee also considered its role in promoting good corporate governance practices.

PRIMARY OBJECTIVES FOR THE COMPENSATION PROGRAM

The Company's primary objectives for compensating its executives are as follows:

To offer compensation that guides, motivates, retains and rewards its executives for the achievement of the Company's financial performance, strategic initiatives and individual goals (as applicable);

To fairly compensate its executives in a manner that is appropriate with respect to their individual performance, level of responsibilities, abilities and skills;

To align the executives' interests with the interests of our shareholders;

To maintain competitive pay opportunities for its executives so that it retains its talent pool and, at the same time, has the ability to attract new and highly-qualified individuals to join the organization as it grows or in the event of succession or replacement of an executive;

To appropriately design the reward system in the context of a challenging business environment; and

Not to incentivize a level of risk through its compensation plans that is reasonably likely to have a material adverse effect on the Company.

TAILORED COMPENSATION

Consistent with these objectives, the Company's compensation philosophy also takes into consideration the unique roles played by each of the NEOs. The Committee seeks to individually tailor their compensation packages to align their pay mix and pay levels with their contributions to, and positions within, the Company. Because the NEOs make executive decisions that influence the direction, stability and profitability of the Company, their overall compensation is intended to strongly align with the Company's strategic goals and objective financial measures of the Company.

VARIABLE INCENTIVE COMPENSATION

The Company's compensation philosophy emphasizes variable incentive compensation elements (bonus and long-term incentives), the value of which reflects the Company's strategic, financial and stock performance.

For all NEOs, the Committee retains the flexibility to adjust incentive awards downward or to consider discretionary bonus awards in special circumstances as described below under "Details of Compensation Elements—Annual Bonus—Discretionary Bonuses."



PEER GROUP CONSIDERATIONS

As context for setting the compensation levels for the CEO and CFO, the Committee considers the compensation levels and practices of its Peer Group companies. Consistent with fiscal 2021, for fiscal 2022, the Company's Peer Group included the following nine publicly-traded homebuilding companies:

Beazer Homes USA, Inc.	**M/I Homes, Inc.**
Century Communities, Inc.	**Meritage Homes Corporation**
KB Home	**Taylor Morrison Home Corporation**
LGI Homes, Inc.	**TRI Pointe Group, Inc.**
M.D.C. Holdings, Inc.	

The Committee, in consultation with the Committee's compensation consultant, FW Cook, and management, selected the companies in the Peer Group because of their comparable industry profiles, including, among other factors, revenue, adjusted total EBIT and enterprise value. The Committee did not become aware of any changes in the Peer Group or the Company's characteristics that necessitated modification of the Peer Group for fiscal 2022. Further, to retain and attract executive talent with industry-specific knowledge, in constructing the Peer Group, the Committee selected those companies that compete directly with the Company in the homebuilding industry, are of comparable complexity in operations to the Company and are generally in the markets in which the Company competes. The Committee feels that it is important to compare the Company to others in the homebuilding industry, even if certain of these peers have different financial profiles, because the Company competes with homebuilding industry peers for executive talent with industry-specific knowledge and experience. In addition, the Company competes directly in all of its markets with most of the Peer Group companies for customers, land and trade partners. In some markets, the Company is larger than some of the Peer Group companies even though it may be smaller nationally. The Committee will continue to review the appropriateness of the Peer Group composition. For the CAO, the Committee places equal or greater weight on its consideration of internal pay equity, an evaluation of individual performance contributions and other factors.

The Committee relies on Peer Group comparisons for the CEO and CFO and intends for Total Direct Compensation to be competitive with the Peer Group. Because of the limited compensation data reported for the chief accounting officer position by companies in the Peer Group, the Committee also reviews broad-based compensation survey data for the compensation of the CAO and considers internal pay relationships. The Committee does not consider the specific participants included in broad-based compensation survey data to be a material factor in its reviews. The Committee reviewed broad-based survey data in fiscal 2022 to assess current market trends with respect to compensation for the position held by the CAO.

CONSIDERATION OF MARKET CONDITIONS

In determining overall compensation for all the NEOs, the Committee also takes into account leadership abilities and risk management contributions, which are especially critical during challenging market conditions. In addition, in establishing compensation levels, the Committee takes into consideration market pressures, both within and outside of the homebuilding industry.

As an example of the Committee's consideration of market conditions at the time of setting bonus formulas in December 2021, given the improved conditions surrounding the Company's business environment and the fact that the Company had returned to a positive stockholders' equity position, for fiscal 2022, the Committee sought to return the NEO's bonus formulas to a measure of return on equity that had been in place prior to the downturn experienced by the Company in 2006. In addition, the Committee determined that the PSUs granted to the NEOs would be tied to financial performance conditions. Specifically, half of these PSUs are tied to specific absolute EBIT levels for the four quarters ending April 30, 2023 and the other half of these PSUs are tied to EBIT Return on Inventory rank relative to the Peer Group for the four most recently completed quarters as of April 30, 2023.



SAY-ON-PAY & SAY-ON-FREQUENCY VOTES

The Board of Directors thoughtfully considers the opinions expressed by shareholders through their votes, periodic meetings and other communications, and believes that shareholder engagement leads to enhanced governance practices. During fiscal 2022, the Company conducted proactive investor outreach programs, including having its executives attend four investor conferences as well as other meetings with the investment community and meeting by teleconference or in person with more than 144 investors either one-on-one or in small groups. As a result, the Company's executives met with institutional holders representing approximately 89% of shares held by our top ten shareholders that are actively managed funds. None of these investors raised concerns about the Company's compensation practices during such meetings. Additionally, the Company periodically engages investors to discuss specific matters of importance to shareholders. The Company will continue to proactively engage shareholders and consider their concerns.

In addition, the Committee considered the result of the 2022 advisory, non-binding "say-on-pay" proposal in connection with the discharge of its responsibilities. A substantial majority of our shareholders (97.5% of the votes cast by shareholders of Class A Common Stock and Class B Common Stock, voting together) approved the compensation of our NEOs for fiscal 2021 described in our proxy statement for the 2022 Annual Meeting of Shareholders. The Committee views this level of shareholder support as an affirmation of our current pay philosophy and, as a result, no significant substantive changes were made to the structure of our executive compensation pay programs for fiscal 2022. The Committee will continue to consider the outcome of the Company's say-on-pay votes when making future compensation decisions for the NEOs.

In light of the voting results with respect to the frequency of shareholder votes on executive compensation at the 2017 Annual Meeting of Shareholders at which a substantial majority of our shareholders (99.4% of the votes cast by shareholders of Class A Common Stock and Class B Common Stock, voting together) voted for "say-on-pay" proposals to occur every year, the Board of Directors decided that the Company would hold an advisory vote on the compensation of named executive officers every year. As described under Proposal 4, the Company is holding an advisory vote on the frequency of future advisory votes on executive compensation at the 2023 Annual Meeting.

3. FISCAL 2022 COMPENSATION ELEMENTS & COMPENSATION MIX

COMPENSATION ELEMENTS AT A GLANCE

There are five main compensation elements that support the Company's compensation objectives, each of which is discussed in detail below.

- Base salaries;

- Annual bonuses;

- Stock grants (for example, stock option, PSU and RSU awards);

- Long-Term Incentive Programs ("LTIPs") (described below) (payable in cash or a combination of cash and stock or phantom shares); and

- Other employee benefits, including limited perquisites.

COMPENSATION MIX

HOVNANIAN CEO PAY MIX



11%
Fixed

89%
Variable



Fixed (Base Salary)

Variable (Annual Bonus and PSU,
LTIP and Option Awards)

FIXED VS. VARIABLE COMPENSATION

A significant portion of executives' "Total Direct Compensation" (which includes base salary, annual bonuses, stock grants and LTIP awards) opportunity consists of variable compensation – that is, the compensation ultimately realized is dependent on either Company or individual performance. Of the elements of Total Direct Compensation, base salary is fixed compensation, while annual bonuses, stock grants and LTIP awards are variable compensation. An important part of each NEO's compensation package consists of equity awards, the ultimate realizable value of which is tied to the Company's stock performance. These variable elements are intended to align the executives' performance and interests with Company performance and long-term shareholder value.

The Committee intends for variable compensation to represent a significant percentage of the Total Direct Compensation opportunity for all NEOs consistent with its pay-for-performance philosophy. For example, variable compensation represented 89% and 87% of the CEO's Total Direct Compensation opportunity in fiscal 2022 and fiscal 2021, respectively. In addition, the Committee intends for Total Direct Compensation to be competitive with the Peer Group. As further described below under "Details of Compensation Elements—Stock Grants," for fiscal 2022, the Committee granted PSUs to the NEOs. The Committee also determined that the PSUs would be tied to financial performance conditions.

LONG-TERM VS. SHORT-TERM COMPENSATION

An important portion of each NEO's Total Direct Compensation is long-term compensation, which may include stock options, PSUs, MSUs, RSUs and/or LTIP awards. Short-term compensation consists of base salary and the cash portion of annual bonus amounts. Long-term compensation is intended to foster long-term commitment by the executive, employee-shareholder alignment and improved long-term shareholder value. In fiscal 2022, the Committee adopted a LTIP for the NEOs and other key senior executives of the Company, as discussed below.

4.DETAILS *of* COMPENSATION ELEMENTS

BASE SALARIES

Base salaries are intended to reward executives for their day-to-day contributions to the Company. The Committee believes that base salaries within the competitive range are necessary to retain the Company's executive talent pool, and it set the fiscal 2022 base salaries of the NEOs at a level it believed to be necessary to retain such executive officers' services. Base salaries of all the NEOs are reviewed annually by the Committee and are subject to adjustment based on factors that may include individual performance, change in responsibilities, average salary increases or decreases in the industry, compensation for similar positions in the Company's Peer Group or broad-based compensation survey data if comparable data were unavailable from the Peer Group companies, as well as other factors, such as cost of living increases and internal pay relationships with other executives. For fiscal 2022, the Committee approved a 3.5% base salary increase, effective December 25, 2021, for each of Messrs. Sorsby and O'Connor, which is in line with the Company's ordinary course merit-based salary and cost of living increase practices. In light of Mr. Hovnanian's earlier recommendation to reduce his salary by 14.4% to $1,150,000 during fiscal 2021 to be more in line with the base salaries of the other chief executive officers in the Company's new Peer Group and upon his recommendation, the Committee determined not to increase Mr. Hovnanian's base salary for fiscal 2022. Based on discussions with FW Cook and Peer Group market data gathered by management, the Committee determined that, including these adjustments, the base salaries for the NEOs are within the competitive range necessary to retain the executive officers' services.

ANNUAL BONUSES

Regular Bonuses

The Company provides each of the NEOs with an opportunity to earn annual bonuses, which are intended to reward executives for the attainment of short-term financial objectives and for which the relevant metrics and formula are assessed annually.

Prior to the downturn experienced by the Company in fiscal 2006, the Company's cash bonuses had generally been based on a measure of return on equity. In more recent years, in light of a more challenging business environment coupled with the continued need to incentivize executives, the Company used a combination of metrics in determining cash bonuses, including EBIT, liquidity balances, total revenue and alternate capital raises.

For fiscal 2022, given the improved conditions surrounding the Company's business environment and the fact that the Company has returned to a positive stockholders' equity position, the Committee determined that, instead of using EBIT, liquidity balances, total revenue and alternate capital raises, the NEOs' bonus formulas for fiscal 2022 would return to a measure of return on equity. Specifically, the Committee determined that the CEO's fiscal 2022 bonus would be a percentage of Pre-tax Profit, including unconsolidated joint ventures, based on the achievement of specified levels of ROAE, subject to a maximum of $12 million. The fiscal 2022 bonus formula for the CFO and CAO, in turn, would be a percentage of their respective base salaries based on the achievement of specified levels of ROAE.

The Committee has discretion to reduce or eliminate the amount of any bonus amounts payable to any participant based on performance or any other factors the Committee deems appropriate. Bonus opportunities are intended to be competitive with industry-wide practices in order to retain and attract executive talent.

The following description provides detail as to the components used to determine each NEO's fiscal 2022 annual bonus. For additional context as to the Committee's approach to setting the Company's compensation programs, see also the above discussion under "Compensation Philosophy and Objectives." Due to the large percentage of long-term compensation paid in the form of stock pursuant to PSUs and the 2021 and 2022 LTIP programs, all bonuses for fiscal 2022 were paid 100% in cash.

The CEO's bonus formula is illustrated by the following table:

ROAE	Percentage of Pre-tax Profit*
0.00%	0.00%
5.00%	1.00%
10.00%	1.25%
15.00%	1.50%
20.00%	2.00%

The CEO's bonus is interpolated on a linear basis between the points shown in the table and is subject to a cap of $12 million. The CEO's bonus cap was lowered in 2023 and ranges from $2.8 million to $3.8 million depending on the level of 2023 pre-tax profit achieved.

The CFO and CAO's bonus formulas are illustrated by the following table:

ROAE	CFO Percentage of Base Salary*	CAO Percentage of Base Salary*
0.00%	0.00%	0.00%
5.00%	50.00%	20.00%
10.00%	100.00%	40.00%
15.00%	215.00%	80.00%
20.00%	330.00%	120.00%

The CFO and CAO's bonus is interpolated on a linear basis between the points shown in the table.

ROAE is defined as net income available to common shareholders divided by average equity (total equity at the beginning of the fiscal year and at the end of each fiscal quarter during the year divided by five). Net income used in calculating ROAE excludes the impact of any items deemed by the Committee to be unusual or nonrecurring items and excludes losses from land impairments and gains or losses from debt repurchases/debt retirement such as call premiums and related issuance costs. The Committee set rigorous ROAE goals which required the achievement of a 20% ROAE in order for the NEOs to earn their respective maximum ROAE bonuses. For reference, the average return on equity for the S&P 500 over the last 24 years was 15.78%.

For the purpose of determining the CEO's fiscal 2022 bonus, "Pre-tax Profit" is defined as income (loss) before income tax expense and before income (loss) from unconsolidated joint ventures as reflected on the Company's audited financial statements plus income (loss) before income tax expense for the Company's unconsolidated joint ventures as reflected on their respective financial statements for the twelve months ended October 31, 2022, excluding the impact of any items deemed by the Committee to be unusual or nonrecurring items and excluding losses from land impairments and gains or losses from debt repurchases/debt retirement such as call premiums and related issuance costs.

Fiscal 2022 ROAE results exceeded the maximum performance level. Specifically, fiscal 2022 ROAE and Pre-tax Profit as defined under the bonus formulas for the NEOs was 79.4% and $345.7 million, respectively. In particular, fiscal 2022 ROAE and Pre-tax Profit were significant achievements for Hovnanian and represented the highest ROAE achieved in over 16 years and a 70.6% Pre-tax Profit increase compared to the prior year. As a result, Messrs. Hovnanian, Sorsby and O'Connor earned cash bonuses equal to $6,913,680, $2,612,547 and $581,168, respectively, which represented the maximum potential bonuses for Messrs. Sorsby and O'Connor. Mr. Hovnanian's bonus payout was 42.4% lower than his $12,000,000 bonus cap. The CEO's bonus cap was lowered in 2023 and ranges from $2.8 million to $3.8 million depending on the level of 2023 pre-tax profit achieved.

Discretionary Bonuses

The Committee has the authority to make discretionary bonus awards, which it considers under special circumstances, including exceptional contributions not reflected in the regular bonus measures, new hire sign-on bonuses and retention rewards. No discretionary bonus awards were granted to the NEOs in fiscal 2022.

STOCK GRANTS

The Committee may make grants of stock options, stock appreciation rights, MSUs, PSUs, restricted stock and RSUs, unrestricted shares of stock or stock-based awards settled in cash. In fiscal 2022, the Committee awarded PSUs to the NEOs.

Equity awards are intended to establish a strong commitment to maintain employment with the Company and to focus on creating long-term shareholder value. Because the ultimate value received by equity award recipients is directly tied to the Company's stock price, such awards serve to link the interests of management and shareholders and to motivate executive officers to make decisions that will increase the long-term total return to shareholders. Certain of the equity awards also include financial performance conditions, which are intended to incentivize recipients to direct the Company to achieve specified financial performance goals. Additionally, grants under the Existing Plan include vesting and termination provisions that the Committee believes will encourage equity award recipients to remain long-term employees of the Company.

The Committee ultimately approves the size of the grants taking into account the recommendations of the CEO (other than for his own grant) and other criteria as determined by the Committee. The Committee considers the grant date value of awards as well as the number of shares to ensure that a significant portion of NEO compensation is tied to the Company's stock price performance and shareholder value creation. The Committee will continue to determine the appropriate mix of equity and other award types based on the objectives of the compensation program, the Company's business needs, the potential dilution impact and the pool of shares remaining available for grant under the Company's shareholder-approved incentive plans.

Fiscal 2022 Equity Awards

In determining the fiscal 2022 equity awards for the NEOs, the Committee considered, without giving specific weight to any one factor, then-available information on Peer Group equity awards for the NEOs, the anticipated changes in equity award values across industries, the Company's available share pool and the potential impact on shareholder dilution, the Company's stock performance, the historical equity awards provided to each NEO, the desire to retain the employment of each NEO and the desire to continue to link a substantial portion of each NEO's compensation with future Company performance. As previously discussed, the Committee's outside compensation consultant, FW Cook, also assisted the Committee with respect to its review of the Company's compensation program for the CEO and other NEOs, including its equity awards.

All equity awards granted to NEOs in fiscal 2022 were made in the form of rights to receive shares of Class A Common Stock, except for the CEO, who received his equity awards in the form of rights to receive shares of Class B Common Stock. In making such determination for the CEO, the Committee discussed the various reasons for making awards in Class B Common Stock and considered and evaluated the feedback reported to the Committee by senior human resources personnel about the diligence review thereof, which included discussions with the Company's senior management and other associates and external parties, such as significant capital providers and joint venture partners and important suppliers and contractors. Such parties expressed that Hovnanian family ownership and control has high value in that it fosters strong engagement and it continues to be important to the Company's business dealings and relationships and to attracting and retaining current and prospective employees. The Committee also reviewed an independent analysis and valuation of what premium or discount, if any, a Class B Common Stock share would have relative to a Class A Common Stock share, taking into account selected transactions and companies offering dual-class stock. Such analysis found, on average, no premium associated with high voting stock even when such stock retained its high vote status upon a sale, which is in contrast to Class B Common Stock which must be converted to Class A Common Stock upon a sale.

After such discussion and review and analysis thereof, the Committee determined that the value to the CEO of receiving Class B Common Stock was equal to the value if he had received Class A Common Stock and that making the CEO's equity awards in the form of rights to receive shares of Class B Common Stock best served the Company's and its shareholders' interests by promoting continuity of direction and management and stability in the Company's business and employee relationships through Hovnanian family ownership and control, which has been and continues to be critical to the growth and success of the Company. There was a less than 4.9% change in the percentage of Hovnanian shareholder votes controlled by Ara Hovnanian caused by the later of vesting or delivery, in fiscal 2022, of Class B Hovnanian Common Stock awards.

The Committee decided to award PSUs to the NEOs in fiscal 2022 because it believes PSUs provide a clear linkage to shareholder value creation and balance retention and performance objectives. Of the PSUs awarded to the NEOs in fiscal 2022, half of the PSUs were tied to absolute EBIT levels, and the other half of the PSUs were tied to EBIT Return on Inventory rank relative to the Peer Group as further discussed below. The absolute EBIT metric was chosen because the Committee determined that it supports the Company's strategic goal of improving profitability and interest coverage. The relative EBIT Return on Inventory metric was chosen because the Committee determined that it measures pure operating performance compared to the Peer Group on an equal basis because it neutralizes each company's leverage. If the performance conditions are met, the earned PSUs vest on the third anniversary of the grant date. The earned PSUs are further subject to a mandatory two-year post-vesting delayed delivery such that the PSU awards will not be completely distributed until five years following the grant date, or June 10, 2027.

CEO:

In fiscal 2022, the CEO received 36,312 target PSUs with a grant date fair value of $1,516,026 compared to 22,400 target PSUs in fiscal 2021 with a grant date fair value of $1,516,032.

CFO:

In fiscal 2022, the CFO received 17,184 target PSUs with a grant date fair value of $717,432 compared to 10,600 target PSUs in fiscal 2021 with a grant date fair value of $717,408.

CAO:

In fiscal 2022, the CAO received 3,354 target PSUs with a grant date fair value of $140,030 compared to 2,068 target PSUs in fiscal 2021 with a grant date fair value of $139,962.

The number of PSUs tied to absolute EBIT levels which become earned PSUs shall equal the product of the target number of PSUs multiplied by the applicable Performance Multiplier set forth below. For this purpose, "EBIT" shall mean income (loss) before interest and income tax expense during the performance period as reflected on the Company's audited financial statements for such performance period plus income (loss) before interest and income tax expense for the Company's unconsolidated joint ventures as reflected on their respective financial statements for the twelve months ending April 30, 2023, excluding: (1) expense/income recorded during the performance period from the 2019 LTIP Phantom Share plan related to changes in the stock price above or below the stock price at the date of grant ($14.50); (2) the impact of any items deemed by the Committee to be unusual or nonrecurring items; and (3) losses from land impairments and gains or losses from debt repurchases/debt retirement such as call premiums and related issuance costs.

EBIT for the 4 Quarters Ending April 30, 2023	Performance Multiplier*
More than 14.3% below target	50%
Target	100%
28.6% above target	200%

The number of PSUs tied to EBIT Return on Inventory rank relative to the Peer Group which become earned PSUs shall equal the product of the target number of PSUs multiplied by the applicable Performance Multiplier. The Performance Multiplier ranges from 50% to 200% depending on EBIT Return on Inventory rank with the maximum multiplier requiring a rank in the top three. "EBIT Return on Inventory" shall mean the quotient resulting from dividing EBIT by Average Inventory. "EBIT" shall mean income (loss) before interest and income tax expense during the performance period as reflected on each company's audited financial statements for such performance period, excluding losses from land impairments and gains or losses from debt repurchases/debt retirement such as call premiums and related issuance costs and, for Hovnanian Enterprises, Inc., excluding: (1) expense/income recorded during the performance period from the 2019 LTIP Phantom Share plan related to changes in the stock price above or below the stock price at the date of grant ($14.50) and (2) the impact of any items deemed by the Committee to be unusual or nonrecurring items. "Average Inventory" shall mean the average of the ending inventory balances from each company's audited balance sheet, excluding capitalized interest and the impact of consolidated inventory not owned, for each of the five most recently completed consecutive fiscal quarters as of April 30, 2023.

The applicable Performance Multiplier is interpolated on a linear basis between the points shown in the table.

Achievement under the 2021 PSUs

In fiscal 2021, the Committee granted PSUs to the NEOs because it believes PSUs provide a clear linkage to shareholder value creation and balance retention and performance objectives. Half of the fiscal 2021 PSUs were tied to absolute EBIT levels, while the other half of the PSUs were tied to EBIT Return on Inventory rank relative to the Peer Group, each as further discussed below. The absolute EBIT metric was chosen because the Committee determined that it supports the Company's strategic goal of improving profitability and interest coverage. The relative EBIT Return on Inventory metric was chosen because the Committee determined that it measures pure operating performance compared to the Peer Group on a leverage neutral basis. Earned PSUs vest on the third anniversary of the grant date and are further subject to a mandatory two-year post-vesting delayed delivery such that the PSU awards will not be completely distributed until five years following the grant date, or June 11, 2026.

	Target 2021 PSUs Tied to Absolute EBIT Levels	Target 2021 PSUs Tied to Relative EBIT ROI Rank
CEO	11,200	11,200
CFO	5,300	5,300
CAO	1,034	1,034

The number of PSUs tied to absolute EBIT levels which become earned PSUs shall equal the product of the target number of PSUs multiplied by the applicable Performance Multiplier set forth below. For a definition of "EBIT" please see our proxy statement relating to our 2022 annual shareholder meeting filed with the SEC on February 11, 2022.

EBIT for the 4 Quarters Ending April 30, 2022	Performance Multiplier*
$285 million or less (Threshold)	50%
$315 million (Target)	100%
$345 million or more (Maximum)	200%

The applicable Performance Multiplier is interpolated on a linear basis between the points shown in the table.

The Company's EBIT for the four quarters ending April 30, 2022 was $414.6 million, resulting in a payout of 200% of the target award. The earned PSUs vest on the third anniversary of the grant date and are further subject to a mandatory two-year post-vesting delayed delivery such that the PSU awards will not be completely distributed until five years following the grant date, or June 11, 2026.

The number of PSUs tied to EBIT Return on Inventory rank relative to the Peer Group which become earned PSUs shall equal the product of the target number of PSUs multiplied by the applicable Performance Multiplier as set forth below. For a definition of "EBIT Return on Inventory" please see our proxy statement relating to our 2022 annual shareholder meeting filed with the SEC on February 11, 2022.

Relative EBIT ROI Rank Compared to Peers for Each Company's 4 Most Recently Completed Fiscal Quarters as of April 30, 2022	Performance Multiplier*
Bottom Three (Threshold)	50%
Rank 6 (Target)	100%
Top Three (Maximum)	200%

The applicable Performance Multiplier is interpolated on a linear basis between the points shown in the table.

Our relative EBIT ROI rank compared to our Peers for each company's four most recently completed fiscal quarters as of April 30, 2022 was second highest, resulting in a payout of 200% of the target award. The earned PSUs vest on the third anniversary of the grant date and are further subject to a mandatory two-year post-vesting delayed delivery such that the PSU awards will not be completely distributed until five years following the grant date, or June 11, 2026.

LONG-TERM INCENTIVE PROGRAMS

2022 Long-Term Incentive Program

In fiscal 2022, the Company adopted a Long-Term Incentive Program (the "2022 LTIP") under the Existing Plan to further aid the Company in retaining key employees and to motivate them to exert their best efforts on behalf of the Company. Specifically, the 2022 LTIP is entirely performance-based and is intended to incentivize achievement of specified pre-tax profit goals as a measure of operational improvement and specified improvements in the Company's annualized interest expense. The Committee chose these metrics to align and incentivize the NEOs to focus on achieving operating efficiencies and improving our bottom line. In particular, using annualized interest expense as a financial measure incentivizes management to work towards improvement of our balance sheet.

Each of the NEOs is a participant in the 2022 LTIP. Award payouts, if any, will be determined based on actual performance for the full 36-month performance period and will be subject to holding requirements, as described below. This performance period commenced on November 1, 2021 (the beginning of fiscal 2022) and will end on October 31, 2024 (that is, the performance period covers fiscal 2022, 2023 and 2024). After the performance period, the awards remain subject to a mandatory two-year post-vesting delayed delivery such that the awards will not be completely distributed until 5 years after the beginning of the performance period, or October 31, 2026. Like MSU, PSU and other LTIP awards, in accordance with the Committee's intentions, the payout under the 2022 LTIP will be determined based on the Company's performance.

Award payouts, if any, will be based on a specific target multiple of each participant's base salary in effect on January 1, 2022. The following describes the target multiple of base salary and form of payout for each NEO:

	Target Multiple of Base Salary	Payout Method
CEO	1.35	100% shares
CFO	1.00	100% shares
CAO	0.75	100% shares

The Awards are reflected in the Summary Compensation Table as "Stock Awards" in fiscal 2022 even though they remain subject to mandatory delayed delivery restrictions through fiscal 2026, as discussed above.

Potential Award payouts range from 0% to 250% of the target award depending on performance against two metrics, "Pre-tax Profit" and "Annualized Interest Incurred", with no payout if Pre-tax Profit during the performance period is less than four times the minimum Pre-tax Profit performance level under the 2021 Long-Term Incentive Program ("2021 LTIP"). For purposes of the 2022 LTIP, "Pre-tax Profit" is defined as income (loss) before income tax expense and before income (loss) from unconsolidated joint ventures as reflected on the Company's audited financial statements plus income (loss) before income tax expense for the Company's unconsolidated joint ventures as reflected on their respective financial statements for the thirty-six month period ending October 31, 2024, excluding the impact of any items deemed by the Committee to be unusual or nonrecurring items and excluding losses from land impairments and gains or losses from debt repurchases/debt retirement such as call premiums and related issuance costs. "Annualized Interest Incurred" is defined as the annualized interest due on the outstanding Homebuilding Debt as of October 31, 2024. "Homebuilding Debt" is defined as total (recourse) notes payable, including the outstanding balances at October 31, 2024 on any revolving credit agreements, and non-recourse property-specific debt, excluding accrued interest, as reflected on our consolidated audited balance sheet, less any debt that has an equity component such as debt convertible into equity, tangible equity units and/or exchangeable notes (not net debt).

Achievement under the 2020 Long-Term Incentive Program

In fiscal 2020, the Company adopted a Long-Term Incentive Program (the "2020 LTIP") to further aid the Company in retaining key employees and to motivate them to exert their best efforts on behalf of the Company. Specifically, the 2020 LTIP was entirely performance-based and was intended to incentivize achievement of specified pre-tax profit goals as a measure of operational improvement and specified improvements in the Company's Average Adjusted EBIT Return on Inventory. The Committee chose these metrics to align and incentivize the NEOs to focus on gaining operating efficiencies and improving our bottom line. In particular, using Average Adjusted EBIT Return on Inventory as a financial measure can incentivize increasing EBIT or increasing inventory turns.

Each of the NEOs was a participant in the 2020 LTIP and their award payouts were determined based on actual performance for the full 36-month performance period, subject to certain vesting requirements over an additional 24-month period, as described below. This performance period commenced on November 1, 2019 (the beginning of fiscal 2020) and ended on October 31, 2022 (that is, the performance period covered fiscal 2020, 2021 and 2022). After the performance period, the awards, as discussed further below, remain subject to vesting conditions during fiscal 2023 and 2024. Like MSU, PSU and other LTIP awards, in accordance with the Committee's intentions, the payout under the 2020 LTIP was determined based on the Company's performance.

Award payouts were based on a specific target multiple of the CEO and CFO's base salary in effect on January 1, 2020 and the CAO's base salary in effect as of his promotion to SVP — Chief Accounting Officer and Treasurer. Due to the challenge of setting compensation in the midst of the COVID-19 pandemic and, in order to reduce the potential dilutive impact to the Company's shares outstanding of additional equity grants, the Committee determined that for the 2020 LTIP, it would issue the award entirely in cash.

The following describes the target multiple of base salary and form of payout for each NEO:

	Target Multiple of Base Salary	Payout Method
CEO	1.35	100% cash
CFO	1.00	100% cash
CAO	0.75	100% cash

While the Committee considers the 2020 LTIP to be part of the NEOs' fiscal 2020 compensation, since the payout is made entirely in cash, the entire amount earned at maximum by each our NEOs under the 2020 LTIP is reflected in the Summary Compensation Table as "Non-Equity Incentive Plan Compensation" for fiscal 2022 (which coincides with the end of the performance period). Furthermore only 60% of such amounts vested in fiscal 2022 and the remaining 40% is subject to vesting restrictions during 2023 and 2024 as described below. This has contributed to the amount reported in the Summary Compensation Table as "Non-Equity Incentive Plan Compensation" for fiscal 2022 being higher than prior years. Additionally, the portion of prior LTIPs that are payable in stock were reported in the Summary Compensation Table at target in the applicable year of grant and are not included in any subsequent summary compensation table when earned or distributed which has also resulted in this year's reported amount being higher than in prior years.

For purposes of the 2020 LTIP, "Pre-tax Profit" is defined as income (loss) before income tax expense and before income (loss) from unconsolidated joint ventures as reflected on the Company's audited financial statements plus income (loss) before income tax expense for the Company's unconsolidated joint ventures as reflected on their respective financial statements for the thirty-six month period ending October 31, 2022, excluding the impact of any items deemed by the Committee to be unusual or nonrecurring items and excluding losses from land impairments and gains or losses from debt repurchases/debt retirement such as call premiums and related issuance costs. "Average Adjusted EBIT Return on Inventory" is defined as the average of the quotients resulting from dividing (A) Adjusted EBIT by (B) Average Inventory for each of fiscal years 2020, 2021 and 2022. "Adjusted EBIT" is determined from the Company's audited financial statements, excluding the impact of any items deemed by the Committee to be unusual or nonrecurring items and excluding losses from land impairments and gains or losses from debt repurchases/debt retirement such as call premiums and related issuance costs. "Average Inventory" equals the average of the ending inventory balances from the Company's audited balance sheet, excluding capitalized interest and consolidated inventory not owned, for each of the five consecutive fiscal quarters ending with the last quarter of the fiscal year.

The following table illustrates the percentage of the target award that would have been achieved at each performance level. Awards are interpolated on a linear basis between performance levels but will not be extrapolated above the maximum performance levels listed below:

Cumulative Pre-tax Profit for Fiscal 2020 through Fiscal 2022	Average Adjusted EBIT Return on Inventory for Fiscal 2020, Fiscal 2021 and Fiscal 2022						
millions	10.50% or less	12.00%	13.50%	15.00%	16.50%	18.00%	19.50% or more
$100 or more	100% of target award	125% of target award	150% of target award	175% of target award	200% of target award	225% of target award	250% of target award
$75	75% of target award	100% of target award	125% of target award	150% of target award	175% of target award	200% of target award	225% of target award
$50	50% of target award	75% of target award	100% of target award	125% of target award	150% of target award	175% of target award	200% of target award
$25	0% of target award	15% of target award	30% of target award	45% of target award	60% of target award	75% of target award	90% of target award
Less than $25	0% of target award	0% of target award	0% of target award	0% of target award	0% of target award	0% of target award	0% of target award

For the period from fiscal 2020 through fiscal 2022, the Company achieved $599.0 million in cumulative Pre-tax Profit, and average adjusted EBIT Return on Inventory for fiscal 2020 through fiscal 2022 was 29.21%, resulting in a payout of 250% of the target award. As an additional condition of earning each portion of the award and as a retention inducement, following the performance period, a participant must also be employed through the vesting dates outlined below (other than in cases of death, disability, qualified retirement or specified termination following a change in control of the Company).

60% of the award vested on October 31, 2022 and was paid in January 2023;

20% of the award will become vested on October 31, 2023 and would be payable in January 2024; and

20% of the award will become vested on October 31, 2024 and would be payable in January 2025.



OTHER EMPLOYEE BENEFITS

The Company provides additional employee benefits that the Committee believes enhance executive safety, efficiency and time that the executive is able to devote to Company affairs.

We do not believe that special perquisites or other personal benefits should play a major role in our executive compensation program. However, some NEOs are provided one or more of the following items:

Auto allowance, including car maintenance and fuel expense;

Personal use of the Company's automobiles and of the Company's fractional aircraft share (limited to the CEO);

Executive term life insurance;

Annual Executive Physical Exam Program;

Golf membership or country club fee reimbursement for personal use (limited to the CEO and CFO); and

Personal income tax preparation services (limited to the CEO).

There are no tax gross-ups on any of the executive perquisites. The Committee annually reviews the elements and level of executive perquisites for the NEOs. In particular, in evaluating the appropriateness of these benefits for the CEO, the Committee takes into consideration the CEO's security, health and safety and the degree to which he is required to travel to various Company locations and business functions on a daily basis. Based on its review, the Committee has requested that the CEO use Company-provided transportation to enhance his security and the efficient use of his time.

The Company makes a matching contribution to all participants, including the NEOs, in the Company's 401(k) plans of up to 6% of eligible employee compensation, based on tenure. The Company also makes contributions to the executive deferred compensation plan ("EDCP") for the NEOs and certain other executives of the Company to provide up to 6% of earnings above the annual 401(k) limit for the calendar year, based on tenure. Calendar year contributions are credited in the subsequent fiscal year and reflected in the proxy statement for that year. Contributions credited in fiscal 2022 with respect to calendar year 2021 earnings were higher than anticipated due to a higher than expected increase in the Company's stock value. Although, in light of this development, Mr. Hovnanian requested that his contribution based on calendar year 2021 earnings be reduced, such reduction was not possible because the contribution had already been credited to his EDCP account. Upon Mr. Hovnanian's recommendation, the Committee determined to cap his contribution to be credited in fiscal 2023 based on calendar year 2022 earnings at $450,000. To limit contributions going forward, Mr. Hovnanian further recommended, and the Committee approved, changing the contribution formula for all participants to exclude equity and other long-term compensation beginning with contributions to be credited in fiscal 2024 based on calendar year 2023 earnings.

Specific benefits and the incremental costs of such benefits are described in detail in the footnotes to the Summary Compensation Table. The Company does not offer any defined benefit pension plans to its employees.

5. ACTIONS FOR FISCAL 2023

The Committee approved a 4.5% base salary increase, effective December 24, 2022, for Mr. O'Connor, which was in line with the Company's ordinary course merit-based salary and cost of living increase practices. Upon Mr. Hovnanian and Mr. Sorsby's recommendation, the Committee determined not to increase their base salaries for fiscal 2023.

Given the increase in inflation to 40-year high levels and the fact that mortgage rates have more than doubled since January 2022, housing demand in the second half of 2022 has significantly decreased which will adversely affect 2023 profitability. Therefore, in addition to the existing ROAE bonus components for each NEO, the Committee determined to emphasize the importance of maintaining appropriate levels of liquidity including the use of alternative capital raises by incorporating these metrics into the NEO's bonus programs for fiscal 2023. Specifically, the Committee determined that, subject to certain tiered bonus caps based on 2023 pre-tax profit, which are substantially lower than the maximum potential bonuses under their fiscal 2022 bonus formulas, each of the NEO's could receive payouts based on (1) the number of fiscal quarter ends above a specified level of liquidity, (2) specified levels of alternative capital raises and (3) their existing ROAE bonus formulas. In particular, depending on the level of 2023 pre-tax profit achieved, our CEO's 2023 bonus cap ranges from $2.8 million to $3.8 million. This is a significant reduction from the CEO's fiscal 2022 bonus cap of $12 million in light of the difficult housing environment.

The Committee also adopted a new Long-Term Incentive Program (the "2023 LTIP"). Each of the NEOs will be a participant in the 2023 LTIP, and their award payouts will be determined based on the Company's achievement of specified levels of (1) EBIT Return on Investment relative to the Peer Group for the four most recently completed fiscal quarters as of October 31, 2025, (2) the percent of new community openings, including domestic joint ventures, in fiscal 2025 that include National Portfolio plans with Looks, which are plans that are used across our markets and include curated packages for customers to select, rather than a large number of a la carte options, and (3) the refinancing or reduction of a specified level of the Company's public bonds by October 31, 2025. At the end of the performance period, 50% of the awards, if any, which would be payable in cash-settled phantom shares will be distributed and the remaining 50% of the awards, if any, which would be payable in shares of Company stock, are further subject to a mandatory two-year post-vesting delayed delivery such that the awards will not be completely distributed until October 31, 2027. The performance period for the 2023 LTIP commenced on November 1, 2022 and will end on October 31, 2025.

Upon Mr. Hovnanian's recommendation, the Committee determined to cap his EDCP make-whole contribution to be credited in fiscal 2023 based on calendar year 2022 earnings at $450,000. To limit contributions going forward, Mr. Hovnanian further recommended, and the Committee approved, changing the contribution formula for all participants to exclude equity and other long-term compensation beginning with contributions to be credited in fiscal 2024 based on calendar year 2023 earnings.

6. TAX DEDUCTIBILITY & ACCOUNTING IMPLICATIONS

As a general matter, the Committee takes into account the various tax and accounting implications of compensation. When determining amounts of equity grants to executives and employees, the Committee also examines the accounting cost associated with the grants.

7. TIMING & PRICING OF EQUITY AWARDS

With the exception of grants related to new hires and promotions, PSUs, RSUs, MSUs and options are granted on the second Friday in June for all eligible employees. The Company's practice of setting "fixed" equity award grant dates is designed to avoid the possibility that the Company could grant stock awards prior to the release of material, non-public information that is likely to result in an increase in its stock price or delay the grant of stock awards until after the release of material, non-public information that is likely to result in a decrease in the Company's stock price. Exercise prices of stock options, when granted, are generally set at, and cannot be lower than, the closing price per share of the Company's Class A Common Stock on the NYSE on the day of grant.



8. STOCK OWNERSHIP GUIDELINES & DELAYED DELIVERY PERIODS

Stock Ownership Guidelines

The Board of Directors has adopted stock ownership guidelines, which set forth recommended minimum amounts of stock ownership, directly or beneficially, for the CEO, CFO, COO (if any) and non-employee Directors. The Corporate Governance and Nominating Committee reviews adherence to the Company's stock ownership guidelines on an annual basis, which guidelines are incorporated into the Company's Guidelines. The Company believes these guidelines further enhance the Company's commitment to aligning the interests of our non-employee Directors and senior management with those of our shareholders.

Under the terms of the ownership guidelines, once the stock ownership guidelines are met, they are deemed satisfied for subsequent annual review periods, regardless of decreases in the Company's stock price on the NYSE.

Senior Executive Officers

The guidelines provide that the following senior executive officers of the Company are requested to achieve and maintain minimum stock ownership amounts as follows within five years after they become subject to the guidelines:

CEO: 6 times current base salary

CFO: 3 times current base salary

COO (if any): 3 times current base salary

As of October 31, 2022, Messrs. Hovnanian, and Sorsby were in compliance with the guidelines.

See "Non-Employee Director Compensation" for information on the stock ownership guidelines for non-employee Directors.

Mandatory Delayed Delivery Period

The Compensation Committee of the Board of Directors of the Company has adopted a policy whereby equity awards granted to the company's executive officers are subject to a mandatory two-year post-vesting delayed delivery period such that, even after vesting conditions for the applicable award are satisfied and the award is fully vested, delivery of the underlying shares is delayed until the second anniversary of the vesting date, other than equity awards that vest in connection with a qualified termination of employment occurring within two years following a change of control, as governed by the terms of the applicable award agreement.

Anti-Hedging and Pledging Policies

We have a securities trading policy that sets forth guidelines and restrictions applicable to employees' and directors' transactions involving our stock. Among other things, this policy prohibits our employees and directors from engaging in short-term or speculative transactions involving our stock, including purchasing our stock on margin, short sales of our stock (that is, selling stock that is not owned and borrowing shares to make delivery), buying or selling puts, calls or other derivatives related to our stock and arbitrage trading or day trading of our stock. In addition, our employees and directors are not allowed to pledge Company stock without the consent of the Company.

EXECUTIVE COMPENSATION

1. SUMMARY COMPENSATION TABLE

The following table summarizes the compensation for the fiscal years ended October 31, 2022, October 31, 2021 and October 31, 2020 of the CEO, CFO and CAO. These three individuals compose our named executive officers ("NEOs").

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (5)	All Other Compensation ($) (6)	Total ($) (7)
Ara K. Hovnanian President, Chief Executive Officer and Chairman of the Board	2022	1,154,423	—	3,068,492	—	11,316,803	78,883	890,896	16,509,497
	2021	1,257,273	—	3,330,082	—	7,437,438	64,861	388,528	12,478,182
	2020	1,252,429	—	1,435,450	—	5,887,437	54,484	373,142	9,002,942
J. Larry Sorsby Executive Vice President, Chief Financial Officer	2022	790,607	—	1,509,133	—	4,469,122	94,489	493,915	7,357,266
	2021	762,338	—	1,482,319	—	3,501,250	70,497	177,486	5,993,890
	2020	712,917	—	717,725	—	2,828,242	46,580	185,887	4,491,351
Brad G. O'Connor Senior Vice President, Chief Accounting Officer and Treasurer	2022	483,650	—	503,235	—	1,430,918	21,473	106,243	2,545,519
	2021	466,230	—	490,905	—	752,500	17,619	62,004	1,789,258
	2020	435,923	—	146,580	—	580,450	11,877	61,748	1,236,578

(1)

"Salary" Column. Reflects the prorated base salary for each fiscal year since base salary changes generally occur after the beginning of the fiscal year. In light of Mr. Hovnanian's earlier recommendation to reduce his salary by 14.4% to $1,150,000 during fiscal 2021 to be more in line with the base salaries of the other chief executive officers in the Company's new Peer Group and upon his recommendation, the Committee determined not to increase Mr. Hovnanian's base salary for fiscal 2022.

(2)

"Stock Awards" Column. For fiscal 2022, this column reflects the aggregate grant date fair value of the PSU awards and the 2022 LTIP awards granted to the NEOs based upon the probable outcome of the performance conditions as of the grant date. The PSUs included in the table above are subject to performance, and, if earned, awards are subject to vesting restrictions that extend through June 10, 2025 and a mandatory two-year post-vesting delayed delivery that extends through June 10, 2027. The 2022 LTIP awards included in the table above are subject to performance over a three-year period (fiscal 2022, 2023 and 2024) and, if earned, awards are subject to a mandatory two-year post-vesting delayed delivery that extends through the end of fiscal 2026. The grant date fair values were, in each case, computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are set forth in footnote (15) to the Company's audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2022. Assuming the highest level of achievement on performance awards as of the grant date, the aggregate grant date fair values of the PSUs granted in fiscal 2022 would have been $3,032,052, $1,434,864 and $280,059 for Messrs. Hovnanian, Sorsby and O'Connor, respectively, and the aggregate grant date fair values of the 2022 LTIP awards granted in fiscal 2022 would have been $3,881,166, $1,979,254 and $908,013 for Messrs. Hovnanian, Sorsby and O'Connor, respectively.

(3)

"Option Awards" Column. This column reflects the aggregate grant date fair value of stock options awarded in the fiscal year indicated.

(4)

"Non-Equity Incentive Plan Compensation" Column. This column represents the performance-based annual bonus awards described under "Regular Bonuses" above earned by the NEOs in the fiscal year indicated and the cash portions of the 2018 LTIP, 2019 LTIP and 2020 LTIP awards earned by the NEOs in fiscal 2020, fiscal 2021 and fiscal 2022, respectively. The fiscal 2022 annual bonus awards for Messrs. Hovnanian, Sorsby and O'Connor were $6,913,680, $2,612,547 and $581,168, respectively. The 2020 LTIP awards earned in fiscal 2022 for Messrs. Hovnanian, Sorsby and O'Connor were $4,403,123, $1,856,575 and $849,750, respectively, and 60% of such awards were paid in January 2023. The remaining 40% of these awards were deferred with 20% scheduled to be paid in each of January 2024 and January 2025.

(5)

"Change in Pension Value and Nonqualified Deferred Compensation Earnings" Column. Represents the portions of the interest on the Company contribution amounts in the EDCP that are above the applicable federal interest rate.

(6)

"All Other Compensation" Column. This column discloses all other compensation for the fiscal year indicated, including reportable perquisites and other personal benefits.

(7)

"Total" Column. This column reflects the sum of all the columns of the Summary Compensation Table.

In addition to the perquisites and other personal benefits listed below, the NEOs received the following other compensation in fiscal 2022:

Fiscal 2022 All Other Compensation Other Than Perquisites (Supplemental Table)

Name	Term Life Insurance Premiums ($)	Company Contributions to the Executive's Retirement Plan (401(k)) ($)	Company Contributions to the Executive Deferred Compensation Plan (EDCP) ($) (a)
Ara K. Hovnanian	6,988	18,300	680,564
J. Larry Sorsby	5,117	18,300	424,836
Brad G. O'Connor	1,862	18,300	67,000

(a)
Reflects Company contributions to the EDCP accounts of the NEOs to make them whole for the fact that the 401(k) plan imposes limits on compensation that may be recognized for employer contribution purposes. Contributions credited in fiscal 2022 with respect to calendar year 2021 were higher than anticipated due to a higher than expected increase in the Company's stock value. Although, in light of this development, Mr. Hovnanian requested that his contribution based on calendar year 2021 earnings be reduced, such reduction was not possible because the contribution had already been credited to his EDCP account. Upon Mr. Hovnanian's recommendation, the Committee determined to cap his contribution to be credited in fiscal 2023 based on calendar year 2022 earnings at $450,000. To limit contributions going forward, Mr. Hovnanian further recommended, and the Committee approved, changing the contribution formula for all participants to exclude equity and other long-term compensation beginning with contributions to be credited in fiscal 2024 based on calendar year 2023 earnings.

For fiscal 2022, total perquisites and other personal benefits, and those that exceeded the greater of $25,000 or 10% of total perquisites and other personal benefits for each NEO, were as follows:

Name	Total Perquisites and Description		Fiscal 2022 Perquisites that Exceeded the Greater of $25,000 or 10% of Total Perquisites		
	Total Fiscal 2022 Perquisites ($)	Types of Perquisites (a)	Personal Use of the Company's Fractional Aircraft Share ($) (b)	Auto Allowance, Car Maintenance and Fuel ($) (c)	Personal Income Tax Preparation ($)
Ara K. Hovnanian	185,044	(1) (2) (d) (4) (6) (7) (8)	122,940	N/A	37,433
J. Larry Sorsby	45,662	(3) (4) (5) (6)	N/A	37,685	N/A
Brad G. O'Connor	19,081	(3) (4) (5)	N/A	N/A	N/A

(a)
(1) Personal use of the Company's fractional aircraft share; (2) Personal use of the Company's automobiles; (3) Auto allowance and car maintenance and fuel expenses; (4) Company-subsidized medical premiums under grandfathered service provision and premiums for long-term disability insurance; (5) Use of the Company's Annual Executive Physical Exam Program; (6) Golf/country club membership fees or personal use; (7) Personal income tax preparation; and (8) Interest paid by the Company in connection with the executive's life insurance policy.

(b)
The incremental costs of personal use of the Company's fractional aircraft share are calculated as the total operating costs (including trip-based management fees) directly associated with personal trips and any repositioning of the aircraft related to personal trips. Because the Company's aircraft is predominantly used for business trips, other costs are not allocated between business and personal use.

(c)
Represents auto allowance and reimbursements for gas and maintenance for NEOs' personal vehicles, including for the business use of their vehicles.

(d)
The incremental costs of personal use of the Company's automobiles are calculated as the allocable share of all costs of the automobiles and certain other costs related to such use for the fiscal year (including depreciation) based upon the percentage of total miles driven during the fiscal year represented by personal trips.

2. GRANTS OF PLAN-BASED AWARDS IN FISCAL 2022

The following table summarizes the potential equity and non-equity incentive plan awards that could have been or could be earned by each of the NEOs at the defined levels of "Threshold," "Target" and "Maximum" based on the performance-based awards granted to the NEOs in fiscal 2022. We did not grant any other plan-based awards in fiscal 2022.

Each of the following columns is described in the footnotes below the table.

Name	Type of Award	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)			Estimated Future Payouts Under Equity Incentive Plan Awards (#)			Grant Date Fair Value of Stock Awards ($) (5)
			Threshold	Target	Maximum	Threshold	Target	Maximum	
Ara K. Hovnanian	Bonus (1)		0	—	12,000,000				
	LTIP (2)	12/14/2021				0	18,166	45,415	1,552,466
	PSUs (3)	6/10/2022				9,078	18,156	36,312	758,013
	PSUs (4)	6/10/2022				9,078	18,156	36,312	758,013
J. Larry Sorsby	Bonus (1)		0	791,681	2,612,547				
	LTIP (2)	12/14/2021				0	9,264	23,160	791,701
	PSUs (3)	6/10/2022				4,296	8,592	17,184	358,716
	PSUs (4)	6/10/2022				4,296	8,592	17,184	358,716
Brad G. O'Connor	Bonus (1)		0	193,723	581,168				
	LTIP (2)	12/14/2021				0	4,250	10,625	363,205
	PSUs (3)	6/10/2022				839	1,677	3,354	70,015
	PSUs (4)	6/10/2022				839	1,677	3,354	70,015

(1)

Regular Bonuses. *As described above under "Regular Bonuses" in the Compensation Discussion and Analysis, the fiscal 2022 bonus formula for the NEOs was based on ROAE. These NEOs would not earn any bonus if ROAE in fiscal 2022 was zero or lower. Because bonus amounts above that level in ROAE, however, would be interpolated, $0 has been disclosed at the "threshold" level for purposes of the above table for these NEOs.*

For purposes of the above table presentation, the bonus earned at the "target" level for the NEOs would be the amount that could be earned if ROAE for fiscal 2022 was 10%. Mr. Hovnanian's bonus formula would provide for a payment of 1.25% of Pre-tax Profit and, because Pre-tax Profit was not determinable at the time the fiscal 2022 bonus formula was established, no target amount is reflected for Mr. Hovnanian in the above table.

The bonus earned at the "maximum" level for the NEOs would be the amount that could be earned if ROAE for fiscal 2022 was 20.0%. Mr. Hovnanian's bonus formula would provide for a payment of 2.00% of Pre-tax Profit, which was not determinable at the time the fiscal 2022 bonus formula was established, and was subject to a cap of $12 million.

Messrs. Hovnanian, Sorsby and O'Connor achieved annual bonus awards of $6,913,680, $2,612,547 and $581,168, respectively, for fiscal 2022.

(2)

2022 LTIP Awards. *Represents each NEO's 2022 LTIP award which is payable entirely in shares.*

As a condition of earning each portion of the 2022 LTIP awards, except in the case of death, disability, qualified retirement (as defined below) or a qualifying termination in the case of a change in control, the NEO must be employed through the vesting dates. In the event of death prior to the end of the performance period, the NEO's beneficiary would be eligible for a pro rata award in October 2024 based on results for the full performance period and the number of full months of service during the performance period. In the event of death following the end of the performance period, the NEO's beneficiary would be eligible to receive any unpaid, earned portion of the award upon the earlier of the second anniversary of the vesting date or the second anniversary of the NEO's death. In the event of termination due to disability prior to the end of the performance period, the NEO would be eligible to receive a pro rata award on the scheduled payout dates based on results for the full performance period and the number of full months of service during the performance period. In the event of termination due to disability following the end of the performance period, the NEO would be eligible to receive any unpaid, earned portions of the award on the scheduled payout dates as if there were no termination of employment. In the event of a qualified retirement, but only if the NEO is employed for at least one-third of the performance period, the NEO would be eligible to receive a pro rata award on the scheduled payout dates based on results for the full performance period and the number of full months of service during the performance period. "Retirement" means termination of employment on or after age 60, or on or after age 58 with at least 15 years of "Service" to the Company and its subsidiaries immediately preceding such termination of employment. For this purpose, "Service" means the period of employment immediately preceding Retirement, plus any prior periods of employment with the Company and its subsidiaries of one or more years' duration, unless they were succeeded by a period of non-employment with the Company and its subsidiaries of more than three years' duration. In the event of a qualifying termination in the case of a change in control prior to the end of the performance period, the award would be deemed earned at the target level and would become immediately vested and payable to the NEO. In the event of a qualifying termination in the case of a change in control following the end of the performance period, any unpaid, earned portions of the award would become immediately vested and payable to the NEO.

(3)

PSU Awards (EBIT). *Represents PSUs granted to the NEOs in fiscal 2022. Earned PSUs, if any, vest in on the third anniversary of the grant date and are further subject to a mandatory two-year post-vesting delayed delivery. As discussed in the Compensation Discussion and Analysis, Mr. Hovnanian's PSU award was granted in the form of rights to receive shares of Class B Common Stock and other NEOs' PSU awards were granted in the form of rights to receive shares of Class A Common Stock.*

(4)

PSU Awards (EBIT ROI). *Represents PSUs granted to the NEOs in fiscal 2022. Earned PSUs, if any, vest in on the third anniversary of the grant date and are further subject to a mandatory two-year post-vesting delayed delivery. As discussed in the Compensation Discussion and Analysis, Mr. Hovnanian's PSU award was granted in the form of rights to receive shares of Class B Common Stock and other NEOs' PSU awards were granted in the form of rights to receive shares of Class A Common Stock.*

(5)

"Grant Date Fair Value of Stock Awards" Column. *The grant date fair value of PSU and LTIP grants were computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are set forth in footnote (15) to the Company's audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2022.*

3. OUTSTANDING EQUITY AWARDS AT FISCAL 2022 YEAR-END

The following table shows all unexercised stock options, unvested RSUs, unearned and/or unvested MSUs and PSUs, unvested phantom share portions of the 2019 LTIP and unearned share portions of the 2021 and 2022 LTIP held at the end of fiscal 2022 by the NEOs.

Name	Grant Date	Option Awards (1)				Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not vested (#)	Market Value of Shares or Units of Stock that have not vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares or other Rights that have not vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or other Rights that have not vested ($)
Ara K. Hovnanian	06/14/2013	12,000	—	157.00	06/13/2023	—	—	—	—
	06/10/2016	10,000 (2)	—	56.75	06/09/2026	—	—	—	—
	06/08/2018	10,000 (3)	—	61.00	06/07/2028	—	—	—	—
	06/08/2018	—	—	—	—	—	—	3,000 (4)	120,990 (4)
	06/08/2018	—	—	—	—	—	—	1,500 (5)	60,495 (5)
	06/08/2018	—	—	—	—	—	—	1,500 (6)	60,495 (6)
	03/18/2019	—	—	—	—	— (7)	— (7)	—	—
	06/14/2019	30,000 (8)	—	9.81	06/13/2029	—	—	—	—
	06/14/2019	—	—	—	—	—	—	36,000 (9)	1,451,880 (9)
	06/14/2019	—	—	—	—	—	—	18,000 (10)	725,940 (10)
	06/14/2019	—	—	—	—	—	—	18,000 (11)	725,940 (11)
	03/30/2021	—	—	—	—	—	—	59,005 (12)	2,379,672 (12)
	06/11/2021	—	—	—	—	— (13)	— (13)	—	—
	06/11/2021	—	—	—	—	— (14)	— (14)	—	—
	12/14/2021	—	—	—	—	—	—	— (15)	— (15)
	06/10/2022	—	—	—	—	—	—	18,156 (16)	732,231 (16)
	06/10/2022	—	—	—	—	—	—	36,312 (17)	1,464,463 (17)

Name	Grant Date	Option Awards (1)				Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not vested (#)	Market Value of Shares or Units of Stock that have not vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares or other Rights that have not vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or other Rights that have not vested ($)
J. Larry Sorsby	06/14/2013	2,400	—	157.00	06/13/2023	—	—	—	—
	06/10/2016	10,000 (2)	—	56.75	06/09/2026	—	—	—	—
	06/08/2018	10,000 (3)	—	61.00	06/07/2028	—	—	—	—
	06/08/2018	—	—	—	—	—	—	850 (4)	34,281 (4)
	06/08/2018	—	—	—	—	—	—	425 (5)	17,140 (5)
	06/08/2018	—	—	—	—	—	—	425 (6)	17,140 (6)
	03/18/2019	—	—	—	—	— (7)	— (7)	—	—
	06/14/2019	30,000 (8)	—	9.81	06/13/2029	—	—	—	—
	06/14/2019	—	—	—	—	—	—	10,200 (9)	411,366 (9)
	06/14/2019	—	—	—	—	—	—	5,100 (10)	205,683 (10)
	06/14/2019	—	—	—	—	—	—	5,100 (11)	205,683 (11)
	03/30/2021	—	—	—	—	—	—	24,880 (12)	1,003,410 (12)
	06/11/2021	—	—	—	—	— (13)	— (13)	—	—
	06/11/2021	—	—	—	—	— (14)	— (14)	—	—
	12/14/2021	—	—	—	—	—	—	— (15)	— (15)
	06/10/2022	—	—	—	—	—	—	8,592 (16)	346,515 (16)
	06/10/2022	—	—	—	—	—	—	17,184 (17)	693,031 (17)

| Name | Grant Date | Option Awards (1) | | | | Stock Awards | | | |
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexer-cisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not vested (#)	Market Value of Shares or Units of Stock that have not vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares or other Rights that have not vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or other Rights that have not vested ($)
Brad G. O'Connor	06/14/2013	800	—	157.00	06/13/2023	—	—	—	—
	06/13/2014	800	—	110.25	06/12/2024	—	—	—	—
	06/12/2015	800	—	66.75	06/11/2025	—	—	—	—
	06/10/2016	1,000	—	42.50	06/09/2026	—	—	—	—
	06/10/2016	2,000 (18)	—	42.50	06/09/2026	—	—	—	—
	06/09/2017	500	—	56.25	06/08/2027	—	—	—	—
	06/08/2018	750	250	48.75	06/07/2028	—	—	—	—
	03/18/2019	—	—	—	—	6,062 (7)	244,480 (7)	—	—
	06/14/2019	600	600	7.85	06/13/2029	—	—	—	—
	06/12/2020	—	—	—	—	5,250 (19)	211,733 (19)	—	—
	03/30/2021	—	—	—	—	—	—	11,415 (12)	460,367 (12)
	06/11/2021	—	—	—	—	2,068 (13)	83,402 (13)	—	—
	06/11/2021	—	—	—	—	2,068 (14)	83,402 (14)	—	—
	12/14/2021	—	—	—	—	—	—	— (15)	— (15)
	06/10/2022	—	—	—	—	—	—	1,677 (16)	67,633(16)
	06/10/2022	—	—	—	—	—	—	3,354 (17)	135,267 (17)

(1)

The options represented in the table (except as discussed in footnotes (2), (3) and (18) below) vest 25% per year beginning on the second anniversary of the date of grant. In each case, upon termination due to death, disability or qualified retirement, or, for awards granted after May 2014, in connection with a qualifying termination in the case of a change in control, the options, to the extent not previously vested and exercised, would become fully vested and exercisable, subject to having met the performance conditions, if any. As of October 31, 2022, Messrs. Hovnanian and Sorsby were retirement eligible and qualified for accelerated vesting on the basis of retirement. Therefore, for purposes of this table, all of these NEOs' outstanding options for which the performance conditions, if any, have been met have been treated as immediately vested (except as discussed in footnotes (2) and (3) below). In addition, the Company has entered into a change in control severance agreement with Mr. O'Connor that would apply to vesting and exercise of his options upon a change in control. See footnote (5) to the Potential Payments Upon Termination or Change-in-Control Table. All stock option grants were made in the form of rights to receive shares of Class A Common Stock except, as discussed in the Compensation Discussion and Analysis, for the CEO, whose grants were made in the form of rights to receive shares of Class B Common Stock.

(2)

Represents stock options granted on June 10, 2016 which have an exercise price set 33 1/3% above the closing stock price on the date of grant and vest on the fourth anniversary of the grant with no acceleration upon retirement or disability.

(3)

Represents stock options granted on June 8, 2018 which have an exercise price set 25% above the closing stock price on the date of grant and vest on the fourth anniversary of the grant with no acceleration upon retirement or disability.

(4)

Represents the number and value of the shares underlying the portion of the MSU awards granted on June 8, 2018 that is not subject to financial performance conditions in addition to the stock price performance conditions applicable to all MSU awards. Based on the average closing trading price of the Company's Class A Common Stock on the NYSE over the 60 calendar day period ending on October 31, 2022, stock price performance was between the threshold and target levels; therefore the number of shares underlying the awards is based on target stock price performance and the value is based on the closing trading price of the Company's Class A Common Stock on October 31, 2022.

(5)

Represents the number and value of the shares underlying the portion of the MSU awards granted on June 8, 2018 that is subject to a community count performance condition in addition to the stock price performance conditions applicable to all MSU awards. Because the actual performance achieved for the community count performance condition was above the maximum performance level, the number and value of shares underlying the awards are based on maximum financial performance. Based on the average closing trading price of the Company's Class A Common Stock on the NYSE over the 60 calendar day period ending on October 31, 2022, stock price performance was between the threshold and target levels; therefore the number of shares underlying the awards is based on target stock price performance and the value is based on the closing trading price of the Company's Class A Common Stock on October 31, 2022.

(6)

Represents the number and value of the shares underlying the portion of the MSU awards granted on June 8, 2018 that is subject to a pre-tax profit improvement performance condition in addition to the stock price performance conditions applicable to all MSU awards. Because the actual performance achieved for the pre-tax profit improvement performance condition was above the maximum performance level, the number and value of shares underlying the awards are based on maximum financial performance. Based on the average closing trading price of the Company's Class A Common Stock on the NYSE over the 60 calendar day period ending on October 31, 2022, stock price performance was between the threshold and target levels; therefore the number of shares underlying the awards is based on target stock price performance and the value is based on the closing trading price of the Company's Class A Common Stock on October 31, 2022.

(7)

Represents the number and value of the shares underlying the phantom share portion of the 2019 LTIP awards granted on March 18, 2019 based on actual results that are still subject to future vesting. Because Messrs. Hovnanian and Sorsby were "retirement eligible" as of October 31, 2022 and qualified for accelerated vesting on the basis of retirement, the phantom share portion of their 2019 LTIP awards is treated as being vested.

(8)

Represents stock options granted on June 14, 2019 which have an exercise price set 25% above the closing stock price on the date of grant and generally vest in four equal installments beginning on the second anniversary of the grant. Because Messrs. Hovnanian and Sorsby were "retirement eligible" as of October 31, 2022 and qualify for accelerated vesting on the basis of retirement, the option awards are treated as being vested.

(9)

Represents the number and value of the shares underlying the portion of the MSU awards granted on June 14, 2019 that is not subject to financial performance conditions in addition to the stock price performance conditions applicable to all MSU awards. Based on the average closing trading price of the Company's Class A Common Stock on the NYSE over the 30 calendar day period ending on October 31, 2022, stock price performance was above the maximum level; therefore the number of shares underlying the awards is based on maximum performance and the value is based on the closing trading price of the Company's Class A Common Stock on October 31, 2022.

(10)

Represents the number and value of the shares underlying the portion of the MSU awards granted on June 14, 2019 that is subject to a community count performance condition in addition to the stock price performance conditions applicable to all MSU awards. Because the actual performance achieved for the community count performance condition was above the maximum performance level, the number and value of shares underlying the awards are based on maximum financial performance. Based on the average closing trading price of the Company's Class A Common Stock on the NYSE over the 30 calendar day period ending on October 31, 2022, stock price performance was above the maximum level; therefore the number of shares underlying the awards is based on maximum performance and the value is based on the closing trading price of the Company's Class A Common Stock on October 31, 2022.

(11)

Represents the number and value of the shares underlying the portion of the MSU awards granted on June 14, 2019 that is subject to a pre-tax profit performance condition in addition to the stock price performance conditions applicable to all MSU awards. Because the actual performance achieved for the pre-tax profit improvement performance condition was above the maximum performance level, the number and value of shares underlying the awards are based on maximum financial performance. Based on the average closing trading price of the Company's Class A Common Stock on the NYSE over the 30 calendar day period ending on October 31, 2022, stock price performance was above the maximum level; therefore the number of shares underlying the awards is based on maximum performance and the value is based on the closing trading price of the Company's Class A Common Stock on October 31, 2022.

(12)

Represents the number and value of the shares underlying the 2021 LTIP awards granted on March 30, 2021. Because performance through the end of fiscal 2022 was above the maximum level, the number of shares underlying the awards is based on maximum performance and the value is based on the closing trading price of the Company's Class A Common Stock on October 31, 2022.

(13)

Represents the number and value of the shares underlying the PSU awards granted on June 11, 2021 that is subject to an absolute EBIT performance condition. Because the actual performance achieved for the absolute EBIT performance condition was above the maximum level, the number of shares underlying the awards is based on maximum financial performance and the value is based on the closing trading price of the Company's Class A Common Stock on October 31, 2022. Because Messrs. Hovnanian and Sorsby were "retirement eligible" as of October 31, 2022 and qualified for accelerated vesting on the basis of retirement, their awards are treated as being vested.

(14)

Represents the number and value of the shares underlying the PSU awards granted on June 11, 2021 that is subject to a relative EBIT ROI performance condition. Because the actual performance achieved for the relative EBIT ROI performance condition was at the maximum level, the number of shares underlying the awards is based on maximum financial performance and the value is based on the closing trading price of the Company's Class A Common Stock on October 31, 2022. Because Messrs. Hovnanian and Sorsby were "retirement eligible" as of October 31, 2022 and qualified for accelerated vesting on the basis of retirement, their awards are treated as being vested.

(15)

Represents the number and value of the shares underlying the 2022 LTIP awards granted on December 14, 2021. Because performance through the end of fiscal 2022 was less than the threshold level, the number of shares underlying the awards is based on threshold performance and the value is based on the closing trading price of the Company's Class A Common Stock on October 31, 2022.

(16)

Represents the number and value of the shares underlying the PSU awards granted on June 10, 2022 that is subject to an absolute EBIT performance condition. Because performance through the end of fiscal 2022 was between the threshold and target levels, the number of shares underlying the awards is based on target performance and the value is based on the closing trading price of the Company's Class A Common Stock on October 31, 2022.

(17)

Represents the number and value of the shares underlying the PSU awards granted on June 10, 2022 that is subject to a relative EBIT ROI performance condition. Because performance through the end of fiscal 2022 was at the maximum level, the number of shares underlying the awards is based on maximum performance and the value is based on the closing trading price of the Company's Class A Common Stock on October 31, 2022.

(18)

Represents stock options granted on June 10, 2016 which vest one-third per year beginning on the third anniversary of the date of grant.

(19)

These RSUs vest 25% per year beginning on the second anniversary of the date of grant. Upon termination due to death, disability, qualified retirement or in connection with a qualifying termination in the case of a change in control, the RSUs, to the extent not previously vested and distributed, would become fully vested and distributable. As of October 31, 2022, Mr. O'Connor was not retirement eligible and did not qualify for accelerated vesting on the basis of retirement. In addition, the Company has entered into a change in control severance agreement with Mr. O'Connor that would apply to vesting of his RSUs upon a change in control. See footnote (5) to the Potential Payments Upon Termination or Change-in-Control Table. These RSU grants were made in the form of rights to receive shares of Class A Common Stock.

4. OPTION EXERCISES & STOCK VESTED IN FISCAL 2022

The following table discloses information with respect to stock options exercised by the NEOs in fiscal 2022 and stock awards held by them that vested or are treated as having vested in fiscal 2022:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
Ara K. Hovnanian	—	—	108,630	6,464,597 (3)
J. Larry Sorsby	—	—	39,286	2,223,161 (4)
Brad G. O'Connor	800	2,154	10,225	425,572 (5)

(1)

Represents value realized upon exercise on June 1, 2022 based on a market price of $56.83.

(2)

Based on the closing trading price of the Company's Class A Common Stock on the NYSE on the vesting date.

(3)

Represents 44,800 shares of Class B Common Stock from his 2021 PSU award that were deemed vested in fiscal 2022 due to Mr. Hovnanian's retirement eligibility but will not be delivered until future years plus 3,746 shares of Class B Common Stock from his June 9, 2017 MSU grants that vested on June 9, 2022, 6,084 shares of Class B Common Stock from his June 8, 2018 MSU grants that vested on June 8, 2022 and 18,000 and 36,000 shares of Class B Common Stock from his June 14, 2019 MSU grants that vested on January 1, 2022 and June 14, 2022, respectively.

(4)

Represents 21,200 shares of Class A Common Stock from his 2021 PSU award that were deemed vested in fiscal 2022 due to Mr. Sorsby's retirement eligibility but will not be delivered until future years plus 1,062 shares of Class A Common Stock from his June 9, 2017 MSU grants that vested on June 9, 2022, 1,724 shares of Class A Common Stock from his June 8, 2018 MSU grants that vested on June 8, 2022 and 5,100 and 10,200 shares of Class A Common Stock from his June 14, 2019 MSU grants that vested on January 1, 2022 and June 14, 2022, respectively.

(5)

Represents 61 shares of Class A Common Stock from his June 9, 2017 RSU grant that vested on June 9, 2022, 1,750 shares of Class A Common Stock from his June 12, 2020 RSU grant that vested on June 12, 2022, 2,351 shares of Class A Common Stock from his 2018 LTIP award that vested on October 31, 2022 and 6,063 cash-settled phantom shares from his 2019 LTIP award that vested on October 31, 2022.

5. NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL 2022

The following table provides a summary of the NEOs' participation in the Company's nonqualified EDCP during fiscal 2022. In addition, the table provides, for Messrs. Hovnanian and Sorsby, information regarding the share portion of their 2018 LTIP awards, the phantom share portion of their 2019 LTIP awards and their 2020 PSU awards that were considered to have vested in a prior year and their 2020 LTIP and 2021 PSU awards that are deemed to have vested due to retirement eligibility in fiscal 2022 but which will not be delivered until future years.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($) (1)	Aggregate Earnings in Last Fiscal Year ($) (2)	Aggregate Withdrawals/ Distributions ($) (3)	Aggregate Balance at Last Fiscal Year End ($) (4)
Ara K. Hovnanian	—	680,564	101,415	363,272	1,282,524
	—	3,822,945	(12,169,056)	1,165,337	14,773,885
J. Larry Sorsby	—	424,836	121,577	—	1,514,823
	—	1,718,254	(5,775,780)	442,187	6,891,059
Brad G. O'Connor	—	67,000	27,598	—	335,846

(1)

"Registrant Contributions in Last Fiscal Year" Column. *This column represents, in the first or only row for each NEO, the Company's contributions to the EDCP accounts of the NEOs in fiscal 2022 to make them whole for the fact that the 401(k) plan imposes limits on compensation that may be recognized for employer contribution purposes. These values are also reflected in the "All Other Compensation" column of the Summary Compensation Table. See Fiscal 2022 All Other Compensation Other Than Perquisites (Supplemental Table) on page 108. Contributions credited in fiscal 2022 with respect to calendar year 2021 earnings were higher than anticipated due to a higher than expected increase in the Company's stock value. Although, in light of this development, Mr. Hovnanian requested that his contribution based on calendar year 2021 earnings be reduced, such reduction was not possible because the contribution had already been credited to his EDCP account. Upon Mr. Hovnanian's recommendation, the Committee determined to cap his contribution to be credited in fiscal 2023 based on calendar year 2022 earnings at $450,000. To limit contributions going forward, Mr. Hovnanian further recommended, and the Committee approved, changing the contribution formula for all participants to exclude equity and other long-term compensation beginning with contributions to be credited in fiscal 2024 based on calendar year 2023 earnings. For the second row under Messrs. Hovnanian and Sorsby's names, this column represents the cash value of the 2020 LTIP awards and the market value of the 2021 PSU awards that were deemed vested due to retirement eligibility but which will not be delivered until future years, calculated based upon the closing market price of the Company's Class A Common Stock on the NYSE as of the date the awards were deemed vested. The cash values of the 2020 LTIP awards that are included in the Summary Compensation Table for fiscal 2022 are $1,761,249 and $742,630 for Messrs. Hovnanian and Sorsby, respectively, based on the actual amount earned.*

(2)

"Aggregate Earnings in Last Fiscal Year" Column. *This column represents, in the first or only row for each NEO, both realized and unrealized earnings/(losses) on the EDCP's total account balance. The portions of these earnings above the applicable federal interest rate for Messrs. Hovnanian, Sorsby and O'Connor are $78,883, $94,489 and $21,473, respectively, which are reflected in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table for fiscal 2022. For Messrs. Hovnanian and Sorsby, the second row under their names represents earnings/(losses) on the undelivered portions of the shares of Class A Common Stock or Class B Common Stock underlying the share portion of the 2018 LTIP and 2020 and 2021 PSU awards and the phantom share portion of the 2019 LTIP awards for these NEOs, which earnings/(losses) have been "realized" only to the extent of the shares delivered during fiscal 2022. No such earnings are considered above-market or preferential and, accordingly, are not included in the Summary Compensation Table.*

- *Aggregate Earnings in Last Fiscal Year in the second row for Messrs. Hovnanian and Sorsby are negative due to the decrease in stock price between October 31, 2021 and October 31, 2022.*

(3)

"Aggregate Withdrawals/Distribution" Column. *This column represents, in the first or only row for each NEO, as applicable, the payouts or distributions to the NEOs of vested amounts of deferred compensation pursuant to their elections under the EDCP. For Messrs. Hovnanian and Sorsby, the second row under their names represents the value "realized" upon the delivery of the shares of Class A Common Stock or Class B Common Stock underlying the share portion of their 2018 LTIP awards that had been considered vested in fiscal 2020, due to their retirement eligibility, based upon the closing trading price of the Company's Class A Common Stock on the NYSE on the date of delivery.*

(4)

"Aggregate Balance at Last Fiscal Year" Column. *This column represents, in the first or only row for each NEO, the net balance of the NEOs' EDCP accounts based on an aggregation of all sub-accounts (discussed below). The majority of such balances reflect executive and Company contributions that were included in Summary Compensation tables in previous years. For the second row under Messrs. Hovnanian and Sorsby's names, this column represents the cash value of their 2020 LTIP awards and the market value of the share portions of their 2018 LTIP and 2020 and 2021 PSU awards and the phantom share portion of their 2019 LTIP awards that are deemed vested due to retirement eligibility but which will not be delivered until future years, calculated based upon the closing market price of the Company's Class A Common Stock on the NYSE as of October 31, 2022. The grant date fair values of the share portion of the 2018 LTIP awards that were included as compensation in the Summary Compensation Table in fiscal 2018 were $166,013 and $62,999 for Messrs. Hovnanian and Sorsby, respectively, based upon the probable outcome of the performance conditions on the grant date. The grant date fair values of the 2020 PSU awards that were included as compensation in the Summary Compensation Table in fiscal 2020 were $1,435,450 and $717,725 for Messrs. Hovnanian and Sorsby, respectively, based upon the probable outcome of the performance conditions on the grant date. The grant date fair values of the 2021 PSU awards that were included as compensation in the Summary Compensation Table in fiscal 2021 were $1,516,032 and $717,408 for Messrs. Hovnanian and Sorsby, respectively, based upon the probable outcome of the performance conditions on the grant date. The grant date fair values of the phantom share portion of the 2019 LTIP awards that were included as compensation in the Summary Compensation Table in fiscal 2019 were $341,991 and $144,200 for Messrs. Hovnanian and Sorsby, respectively, based upon the probable outcome of the performance conditions on the grant date.*

Narrative To The Nonqualified Deferred Compensation For Fiscal 2022 Table

The EDCP's total account balance is equal to the "Company Contribution Account" balance. The "Company Contribution Account" balance consists of the annual Company "make-whole" contribution amounts under the plan. During calendar years 2021 and 2022, amounts in the "Company Contribution Account" balances were credited with earnings based on the weighted average yield on the Company's then outstanding senior secured and unsecured notes as of the preceding December 1st, or 10.1% for calendar year 2021 and 9.4% for calendar year 2022. Following a termination of employment, a participant's account balance in the EDCP will be paid in a lump sum or in annual installments of between two to 15 years, as further set forth in the EDCP and pursuant to the terms of the participant's elections.



6. POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

The following table summarizes payments and benefits that would be payable to each of the NEOs in the event of his termination of employment or upon the occurrence of a change-in-control (each a "triggering event"). For purposes of this table, the effective date of the triggering event is assumed to be October 31, 2022, the last day of fiscal 2022. The table does not include any payments that are described in the "Nonqualified Deferred Compensation for Fiscal 2022" table above.

Named Executive Officer Form of Compensation	Voluntary Termination		Involuntary Termination		Change in Control	
	With or Without Good Reason ($)	Qualified Retirement ($)	With or Without Cause ($)	Death or Disability ($)	Without Termination ($)	With Involuntary Termination Other Than for Cause or Termination with Good Reason ($)
Ara K. Hovnanian						
Accelerated vesting of annual bonus awards (1)	—	—	—	—	—	—
Accelerated vesting of equity awards (2)	—	457,800	—	457,800	—	3,559,943
Accelerated vesting of LTIP awards (3)	—	—	—	—	—	1,684,503
Contractual disability/death payment (4)	—	—	—	10,000,000	—	—
Cash severance payment	—	—	—	—	—	—
Accrued and unpaid vacation (6)	—	—	—	—	—	—
TOTAL	—	457,800	—	10,457,800	—	5,244,446

Named Executive Officer Form of Compensation	Voluntary Termination		Involuntary Termination		Change in Control	
	With or Without Good Reason ($)	Qualified Retirement ($)	With or Without Cause ($)	Death or Disability ($)	Without Termination ($)	With Involuntary Termination Other Than for Cause or Termination with Good Reason ($)
J. Larry Sorsby						
Accelerated vesting of annual bonus awards (1)	—	—	—	—	—	—
Accelerated vesting of equity awards (2)	—	457,800	—	457,800	—	1,336,712
Accelerated vesting of LTIP awards (3)	—	—	—	—	—	774,981
Contractual disability/death payment	—	—	—	—	—	—
Cash severance payment	—	—	—	—	—	—
Accrued and unpaid vacation (6)	144,992	144,992	144,992	144,992	—	144,992
TOTAL	144,992	602,792	144,992	602,792	—	2,256,685
Brad G. O'Connor						
Accelerated vesting of annual bonus awards (1)	—	—	—	—	—	—
Accelerated vesting of equity awards (2) (5)	—	—	—	398,025	—	533,292
Accelerated vesting of LTIP awards (3) (5)	—	—	—	584,380	—	939,930
Contractual disability/death payment	—	—	—	—	—	—
Cash severance payment (5)	—	—	—	—	—	911,552
Accrued and unpaid vacation (6)	45,520	45,520	45,520	45,520	—	45,520
TOTAL	45,520	45,520	45,520	1,027,925	—	2,430,294

For purposes of this table presentation, consideration of the forms of compensation or additional payments or benefits to an NEO in the event of a triggering event includes:

(1)
Accelerated vesting of annual bonus awards. *According to the Company's bonus program's policies and procedures, the fiscal 2022 regular bonus award is considered earned only if an NEO is on the payroll and employed by the Company on the date that it is scheduled to be paid. However, if an NEO's termination were due to retirement on or after age 58, a reduction in force, position elimination, death or disability, the NEO would be eligible for a prorated payment through his termination date, less any amounts previously paid. Because Messrs. Hovnanian and Sorsby have reached age 58, any voluntary termination of their employment would be considered a qualified retirement. Any such prorated payments would be paid on the date the bonuses are regularly scheduled to be paid. All bonus amounts payable with respect to fiscal 2022 are reflected in the Summary Compensation Table and are not also included in the table above.*

(2)
Accelerated vesting of equity awards. *The values in this table are calculated at the closing trading price of the Company's Class A Common Stock on October 31, 2022 ($40.33).*

Stock Options and RSUs: *Under circumstances other than death, disability or qualified retirement, or, for awards granted after May 2014, in connection with a qualifying termination in the case of a change in control, upon termination, any unvested stock options and RSUs are canceled in accordance with their respective agreements. In the event of death, disability or qualified retirement, or, for awards granted after May 2014, in connection with a qualifying termination in the case of a change in control, any unvested RSUs vest and are settled within 60 days, subject to delay if required under Section 409A of the Internal Revenue Code. In the event of death, disability or qualified retirement, or, for awards granted after May 2014, in connection with a qualifying termination in the case of a change in control, unvested stock options immediately become fully vested and exercisable. In the case of death prior to the vesting date, these stock options immediately become fully vested and exercisable. The "Death or Disability" column reflects the values for RSUs and stock options that have in-service time-based vesting dates after October 31, 2022, if any. The "Qualifying Retirement" and "Change in Control – With Involuntary Termination Other Than for Cause or Termination with Good Reason" column reflects the values for RSUs and stock options that have in-service time-based vesting dates after October 31, 2022, if any. Messrs. Hovnanian and Sorsby were retirement-eligible under their stock option agreements as of October 31, 2022.*

MSUs: Under circumstances other than death, disability, qualified retirement or in connection with a qualifying termination in the case of a change in control, any unvested MSUs are canceled upon termination. MSUs accelerate in connection with a qualifying termination in the case of a change in control but not in the event of death, disability or qualified retirement. In the case of death, disability or qualified retirement, the MSUs remain outstanding and the participant is eligible to receive the earned shares in accordance with the regular vesting schedule. The number of shares underlying the MSU awards granted prior to fiscal 2019 for Messrs. Hovnanian and Sorsby are calculated based on the average closing trading price of the Company's Class A Common Stock on the NYSE over the 60 calendar day period ending on October 31, 2022 ($39.35) but valued based on the closing trading price of the Company's Class A Common Stock on October 31, 2022. The number of shares underlying the MSU awards granted during fiscal 2019 for Messrs. Hovnanian and Sorsby are calculated based on the average closing trading price of the Company's Class A Common Stock on the NYSE over the 30 calendar day period ending on October 31, 2022 ($38.80) but valued based on the closing trading price of the Company's Class A Common Stock on October 31, 2022.

PSUs: *Under circumstances other than death, disability, qualified retirement or in connection with a qualifying termination in the case of a change in control, any unvested PSUs are canceled upon termination. PSUs accelerate in connection with a qualifying termination in the case of a change in control. In the event of death, disability or qualified retirement before the end of the performance period, PSUs remain outstanding until actual performance is determined following the end of the performance period and then any earned PSUs shall become vested and deliverable within 60 days after the delivery date. In the event of death, disability or qualified retirement after the end of the performance period, any previously unvested earned PSUs shall become vested and deliverable within 60 days after the delivery date. The delivery date is the date that is the earlier of (1) the second anniversary of the vesting date or (2) the second anniversary of the date of the participant's qualified termination. Because the effective date of the triggering event is assumed to be October 31, 2022 which is before the end of the PSU performance period for the 2022 PSUs, no 2022 PSU values are included under the "Death or Disability" and "Qualifying Retirement" columns and the 2022 PSU values in the "Change in Control – With Involuntary Termination Other Than for Cause or Termination with Good Reason" column are based on target performance.*

(3)
Accelerated vesting of LTIP awards.

2022 LTIP: Except in the case of death, disability, a qualified retirement or a qualifying termination in the case of a change in control, 2022 LTIP participants who terminate prior to the end of the performance period (October 31, 2024) forfeit all of their 2022 LTIP awards. In the case of death, disability or a qualified retirement following a period of employment covering at least one-third of the performance period, the participant is eligible to receive a prorated award payable in October 2026. In the event the participant is involuntarily terminated without cause or the participant terminates employment for good reason, in either case, within two years following a change in control, the remaining portion of the participant's earned award shall become fully vested and immediately payable. Because the effective date of the triggering event is assumed to be October 31, 2022 which is before the end of the performance period, the values in the "Change in Control – With Involuntary Termination Other Than for Cause or Termination with Good Reason" column are based on target performance.

2021 LTIP: Except in the case of death, disability, a qualified retirement or a qualifying termination in the case of a change in control, 2021 LTIP participants who terminate prior to the end of the performance period (October 31, 2023) forfeit all of their 2021 LTIP awards. In the case of death prior to the end of the performance period, the participant is eligible to receive a prorated award payable in October 2025. In the case of disability or a qualified retirement following a period of employment covering at least one-third of the performance period, the participant is eligible to receive a prorated award in accordance with the following regular payout schedule: (1) 60% of the award will become payable in October 2025, (2) 20% of the award will become payable in October 2026 and (3) 20% of the award will become payable in October 2027. In the event the participant is involuntarily terminated without cause or the participant terminates employment for good reason, in either case, within two years following a change in control, the remaining portion of the participant's earned award shall become fully vested and immediately payable. Because the effective date of the triggering event is assumed to be October 31, 2022 which is before the end of the performance period, the values in the "Change in Control – With Involuntary Termination Other Than for Cause or Termination with Good Reason" column are based on target performance.

2020 LTIP: In the case of death following the end of the performance period, 2020 LTIP participants are entitled to receive the unpaid portion of the award within 75 days. In the case of disability or a qualified retirement, the participant is eligible to receive the unpaid award in accordance with the regular payout schedule. As of October 31, 2022, Messrs. Hovnanian and Sorsby were "retirement eligible" under their 2020 LTIP agreements and their outstanding 2020 LTIP awards are considered vested. In the event the participant is involuntarily terminated without cause or the participant terminates employment for good reason, in either case, within two years following a change in control, the remaining portion of the participant's earned award shall become fully vested and immediately payable. The values in the "Death and Disability" and "Change In Control With Involuntary Termination Other Than for Cause or Termination with Good Reason" columns include the unvested portion of Mr. O'Connor's 2020 LTIP award based on the closing trading price of the Company's Class A Common Stock on the NYSE on October 31, 2022 ($40.33).

2019 LTIP: In the case of death following the end of the performance period, 2019 LTIP participants are entitled to receive the unpaid portion of the award within 75 days. In the case of disability or qualified retirement, the participant is eligible to receive the unpaid award in accordance with the regular payout schedule. As of October 31, 2022, Messrs. Hovnanian and Sorsby were "retirement eligible" under their 2019 LTIP agreements and their outstanding 2019 LTIP awards are considered vested. In the event the participant is involuntarily terminated without cause or the participant terminates employment for good reason, in either case, within two years following a change in control, the remaining portion of the participant's earned award shall become fully vested and immediately payable. The values in the "Death and Disability" and "Change In Control With Involuntary Termination Other Than for Cause or Termination with Good Reason" columns include the unvested portion of Mr. O'Connor's 2019 LTIP award based on the closing trading price of the Company's Class A Common Stock on the NYSE on October 31, 2022 ($40.33).

(4)
Contractual disability and death payment. The Company has an agreement with Mr. Hovnanian which provides that in the event of his disability or death during his employment with the Company he (or his designated beneficiary, estate or legal representative) will be entitled to receive a lump sum payment of $10 million.

(5)
Change in control severance payment. The Company has entered into a change in control agreement with Mr. O'Connor. Such agreement provides that if, within two years of the occurrence of a change in control, Mr. O'Connor is involuntarily terminated other than for cause or Mr. O'Connor terminates for good reason (a material reduction in duties, title or responsibilities or any reduction in base salary), Mr. O'Connor, upon execution of the Company's standard release, would receive a lump sum cash payment equal to one year's annual base salary plus the average of the last three years' bonuses and become 100% vested in all outstanding stock options, RSUs and deferred shares granted prior to the change in control, to the extent not previously vested. In addition, if the change in control occurs following the end of a LTIP performance period, the unpaid cash and stock portions of the LTIP award will continue to be paid to Mr. O'Connor on the scheduled payout dates. The amounts in the table reflect the additional payments that Mr. O'Connor would have received had a change in control occurred and his employment was terminated involuntarily other than for cause or for good reason on the last day of the fiscal year. This agreement does not provide for excise tax gross-ups.

(6)
Accrued and unpaid vacation. Represents accrued but unpaid vacation payable upon termination for any reason. Mr. Hovnanian does not accrue vacation.

7. PAY RATIO DISCLOSURE

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K under the Securities Exchange Act of 1934, we are providing the following disclosure about the relationship of the median of the annual total compensation of our employees to the annual total compensation of Mr. Hovnanian, our President, Chief Executive Officer and Chairman of the Board.

For fiscal year 2022,

The median of the annual total compensation of all of our employees, other than Mr. Hovnanian, was $121,624;

Mr. Hovnanian's total fiscal year compensation, as reported in the Total column of the 2022 Summary Compensation Table, was $16,509,497; and

Based on this information, the ratio of the annual total compensation of Mr. Hovnanian to the median of the total fiscal year compensation of all employees was estimated to be 136 to 1.

Identification of Median Employee

We selected October 31, 2022 as the date on which to determine our median employee. As of that date, we had approximately 1,899 employees. For purposes of identifying the median employee, we considered the Medicare gross wages from W-2s of all employees in the Company's employee population, other than Mr. Hovnanian. To Medicare gross wages, we added non-taxable Section 125 "cafeteria plan" wages. In addition, we measured compensation for purposes of determining the median employee using the 12-month period ended October 31, 2022. We excluded from the ranking seventeen employees who received no compensation during that period because they were hired on or after October 17, 2022. In determining the annual total compensation of the median employee, we calculated such employee's compensation in accordance with Item 402(c)(2)(x) of Regulation S-K as required pursuant to SEC executive compensation disclosure rules. This calculation is the same calculation used to determine total compensation for purposes of the 2022 Summary Compensation Table with respect to each of the named executive officers.



NON-EMPLOYEE DIRECTOR COMPENSATION

The Committee annually reviews the compensation program for Directors who are not employees of the Company and periodically engages a consultant to conduct independent, comprehensive reviews of non-employee director compensation, including a review of director compensation for the Peer Group. After consideration of the compensation philosophy, the historical and marketplace compensation values and practices for director compensation, the anticipated director time commitments and value-added activities for fiscal 2022 and the views of the Committee's outside compensation consultant, the Committee recommended, and the Board of Directors approved, the continuation for fiscal 2022 of the annual retainers, equity awards, meeting fees and charitable contributions at the same values as fiscal 2021.

Below is a summary of non-employee Director compensation for fiscal 2022:

Annual board cash retainer of $50,000 with an additional cash retainer of $27,500 for each committee on which a Director serves and an additional annual cash retainer of $50,000 for the Lead Director. Committee retainers are subject to proration for partial years of service.

Annual RSU award valued at $75,000 for board service plus an additional $15,000 for each committee on which a Director serves as of the grant date, in each case, based on the closing stock price on the grant date, after the application of the illiquidity discount for the mandatory two-year post-vesting delayed delivery period.

Fees related to meetings of $3,000 with respect to board meetings held in person, $2,000 with respect to telephonic board meetings, $5,000 with respect to committee meetings held in person and $2,500 with respect to telephonic committee meetings.

$15,000 annual charitable donation made by the Company in the name of each Director to the charities of the Director's choosing.

Prior to September 18, 2019, Directors had the ability to defer retainers and meeting fees, including a choice to defer such compensation until termination from the Board of Directors. For additional information related to non-employee Director compensation, please also refer to the "Director Compensation for Fiscal 2022" table below.

In conjunction with promoting high ethical standards for the distribution of equity-based incentives, the Committee has established the second Friday in June as the date of the annual RSU grants for all non-employee Directors of the Company (other than newly elected Directors), which is the same as the PSU, RSU, MSU and option grant date for all employees (other than newly hired or promoted employees). The Company's practice of setting "fixed" equity award grant dates is designed to reduce the possibility that the Company could grant stock awards prior to the release of material, non-public information that is likely to result in an increase in its stock price or delay the grant of stock awards until after the release of material, non-public information that is likely to result in a decrease in the Company's stock price.

The Board of Directors of the Company has adopted stock ownership guidelines, which set forth recommended minimum amounts of stock ownership, directly or beneficially, for the Company's non-employee Directors. To further align the interests of our Board with our shareholders, in October 2020 the Board increased the ownership guideline for non-employee Directors from three times to five times the total value of their annual Board retainer. Specifically, the guidelines provide that non-employee Directors are requested to achieve and maintain stock ownership amounts that equal five times the total value of their annual retainer exclusive of any committee retainers (which represents $250,000 in total) within five years after they become subject to the guidelines upon their election to the Board. If a non-employee Director fails to achieve the required minimum ownership during the applicable five-year transition period, that person shall thereafter be required to retain 100% of shares of the Company's common stock earned, net of taxes, until the targeted ownership level is attained. Under the policy, once the stock ownership guidelines are met, they are deemed satisfied for subsequent annual review periods, regardless of decreases in the Company's stock price on the NYSE. The Corporate Governance and Nominating Committee reviews adherence to the Company's stock ownership guidelines on an annual basis. The Company believes these ownership guidelines further enhance the Company's commitment to aligning the interests of non-employee Directors with those of its stockholders. All non-employee Directors are currently in compliance with these stock ownership guidelines.

The following table summarizes the compensation of the Company's non-employee Directors related to their service in fiscal 2022.

Name (1)	Fees Earned or Paid in Cash ($) (2)	Stock Awards ($) (3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (4)	Total ($)
Robert B. Coutts	176,000	105,001	—	—	—	15,000	296,001
Miriam Hernandez-Kakol	106,000	90,013	—	—	—	15,000	211,013
Edward A. Kangas	268,500	119,990	—	—	—	15,000	403,490
Joseph A. Marengi	218,500	119,990	—	—	—	15,000	353,490
Vincent Pagano	173,500	105,001	—	—	—	15,000	293,501
Robin Stone Sellers	173,500	105,001	—	—	—	15,000	293,501

(1)
Ms. Hernandez-Kakol was elected to the Board of Directors in January 2022 and each of her Committee retainers was prorated based on her partial year of Committee service.

(2)
"Fees Earned or Paid in Cash" Column. The amounts in this column represent the combined value of the fiscal 2022 annual cash retainers and cash fees relating to meetings. For a full description of the annual retainers, meeting fees and share awards to non-employee Directors, see the discussion preceding this table.

(3)
"Stock Awards" Column. The amounts in these columns represent the grant date fair value of RSUs granted in fiscal 2022 computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are set forth in footnote (15) to the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2022. There is a mandatory two-year post-vesting delayed delivery for the RSUs granted in fiscal 2022. RSUs vest on the first anniversary of the date of grant, but if the non-employee Director ceases to be a member of the Board of Directors due to death, disability or qualified retirement, the RSUs, to the extent not previously vested and distributed, would become fully vested and deliverable within 60 days after the delivery date. The delivery date is the date that is the earlier of (1) the second anniversary of the vesting date or (2) the second anniversary of the date of the participant's qualified termination. "Retirement" is defined as termination of a member of the Board of Directors on or after age 60 or on or after age 58 with at least 15 years of service to the Company immediately preceding such termination. All RSU grants were made in the form of rights to receive Class A Common Stock. Currently, each non-employee Director qualifies for accelerated vesting on the basis of his or her eligibility for retirement.

(4)
"All Other Compensation" Column. Represents annual charitable gift program donations made by the Company in the name of each Director.

THE AUDIT COMMITTEE

Membership, Independence and Qualifications

During the fiscal year ended October 31, 2022, Mr. Kangas, as Chairman, Mr. Coutts, Ms. Hernandez-Kakol, Mr. Marengi, Mr. Pagano and Ms. Sellers were the members of the Audit Committee. The Company's Board of Directors has determined that each member of the Audit Committee is independent as required by both the rules of the NYSE and regulations of the SEC and has met the financial literacy requirements of the NYSE. The Company's Board of Directors has also determined that Mr. Kangas is an "audit committee financial expert" in accordance with SEC regulations. In determining that Mr. Kangas is an "audit committee financial expert," the Board of Directors considered his significant experience, expertise and background with regard to accounting matters, including the broad perspective brought by his experience advising clients in many diverse industries.

Responsibilities of the Audit Committee and Charter

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors and is governed by its Charter, which is available at www.khov.com under "Investor Relations", "Corporate Governance."

Policies and Procedures Established by Audit Committee

In accordance with SEC regulations, the Audit Committee has established procedures for the appointment, compensation, retention and oversight of the independent registered public accounting firm engaged to prepare or issue an audit report or to provide other audit, review or attest services. The Company's independent registered public accounting firm reports directly to the Audit Committee, and the Audit Committee is responsible for the resolution of any disagreements between such firm and management regarding financial reporting.

The Audit Committee has established whistle blower procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters, as required by Section 301 of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 of the Exchange Act. These procedures are discussed in the Company's Code of Ethics, which is available at www.khov.com under "Investor Relations", "Corporate Governance."

Audit and Non-Audit Services Pre-Approval Policy

The Audit Committee has also established procedures for the pre-approval of audit and permitted non-audit services provided by an independent registered public accounting firm. The Company's "Audit and Non-Audit Services Pre-Approval Policy" ("Pre-Approval Policy") was most recently reviewed and approved by the Audit Committee at its meeting held on September 14, 2022.

As set forth in the Pre-Approval Policy, audit services require specific approval by the Audit Committee, except for certain services that have received general pre-approval by the Audit Committee.

In accordance with the Pre-Approval Policy, the Audit Committee annually reviews and pre-approves the services that may be provided by the independent registered public accounting firm without obtaining specific pre-approval from the Audit Committee. Prior to establishing the list of pre-approved services, the Audit Committee determines if the Company's independent registered public accounting firm is an effective provider of such services. The Audit Committee may revise the list of general pre-approved services from time to time, based on subsequent determinations. For fiscal year 2022, there were four categories of services that received general pre-approval by the Audit Committee: Audit, Audit-Related, Tax and All Other Services, and the pre-approved dollar amount for such services may not exceed $100,000 per engagement.

The Audit Committee may delegate to one or more of its members the authority to approve in advance all significant audit or permitted non-audit services to be provided by the independent registered public accounting firm, so long as decisions are presented to the full Audit Committee at its next scheduled meeting.

All of the services covered under the captions "Audit Fees," "Audit-Related Fees," "Tax Fees" and "All Other Fees" below were pre-approved by the Audit Committee.

THE AUDIT COMMITTEE REPORT

Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended October 31, 2022 with management. This review included a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee has reviewed and discussed with the independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles:

The overall scope and plans for such accounting firm's audits of the Company;

Such accounting firm's judgments as to the quality, not just the acceptability, of the Company's accounting principles;

Such accounting firm's independence from management and the Company, including matters in the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Accounting Oversight Board (the "PCAOB"), concerning independence and received by the Company; and

Such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards and under the applicable requirements of the PCAOB, rules of the SEC and other applicable regulations.

The Audit Committee, under the Audit Committee Charter, reviews with management the Company's annual audited financial statements and quarterly financial statements prior to their filing with the SEC. The Audit Committee, in reliance on the reviews and discussions referred to above, recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2022.

AUDIT COMMITTEE

Edward A. Kangas, Chair
Robert B. Coutts
Miriam Hernandez-Kakol
Joseph A. Marengi
Vincent Pagano Jr.
Robin Stone Sellers



FEES PAID TO PRINCIPAL ACCOUNTANT

Audit Fees

The aggregate fees billed by Deloitte & Touche LLP in each of fiscal 2022 and 2021 for professional services rendered for the audit of our consolidated financial statements included in our Form 10-K for the years ended October 31, 2022 and 2021, for the reviews of the unaudited condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q for the quarterly periods during fiscal 2022 and 2021, the audit of the effectiveness of the Company's internal controls over financial reporting as of October 31, 2022 and 2021, and for services normally provided by our independent registered public accounting firm in connection with statutory or regulatory filings or engagements, including comfort and consent letters in connection with SEC filings and financing transactions, were $1,910,000 and $1,895,000, respectively.

Audit-Related Fees

There were no audit-related fees billed by Deloitte & Touche LLP in fiscal 2022 or 2021.

Tax Fees

There were no fees billed for professional services rendered for tax compliance, tax advice or tax planning provided by Deloitte & Touche LLP in either fiscal 2022 or 2021.

All Other Fees

There were no fees billed for products and services provided by Deloitte & Touche LLP in either fiscal 2022 or 2021 other than the services described above.

PRINCIPAL ACCOUNTANT INDEPENDENCE

The Audit Committee has determined that the provision of all non-audit services performed by Deloitte & Touche LLP were compatible with maintaining the independence of such firm.

CORPORATE GOVERNANCE

The Corporate Governance and Nominating Committee is primarily responsible for reviewing the Company's Governance Guidelines and further developing such guidelines and other policies and procedures that enhance the Company's corporate governance.

In accordance with promoting strong corporate governance, the Company has a Code of Ethics that applies to its principal executive officer, principal financial officer, controller and all other associates of the Company, including its Directors and other officers.

The Company makes available to the public various corporate governance-related information on its public website (www.khov.com) under "Investor Relations", "Corporate Governance" and to any shareholder who requests such information in writing. Information on the website includes the Company's Code of Ethics, Governance Guidelines (including the Related Person Transaction Policy) and Charters of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.

Shareholders, associates of the Company and other interested parties may communicate directly with the Board of Directors or the non-employee directors specifically by corresponding to the address below and stating to which group the correspondence is addressed. Correspondence will be discussed at the next scheduled meeting of the Board of Directors or non-Employee directors, as applicable, or as indicated by the urgency of the matter. The office of the Corporate Secretary reviews correspondence received and will filter advertisements, solicitations, spam and other such items not related to a director's duties and responsibilities. All other relevant correspondence addressed to a director will be forwarded to that director, or if none is specified, to the Chair of the Board.

Attn: Board of Directors or Non-Employee Directors of Hovnanian Enterprises, Inc.
c/o Mr. Edward A. Kangas, Lead Independent Director & Chairman of the Audit Committee
Privileged & Confidential
Hovnanian Enterprises, Inc.
90 Matawan Road
Fifth Floor
Matawan, N.J. 07747

The Company's non-employee Directors meet without management after each regularly scheduled meeting of the Board of Directors. The Lead Independent Director presides at these executive sessions by the Directors in attendance. Following the 2023 Annual Meeting, assuming the election of all the director nominees, members of the non-employee Director group will include: Mr. Coutts, Ms. Hernandez-Kakol, Mr. Kangas, Mr. Marengi, Mr. Pagano and Ms. Sellers. All such non-employee Directors are "independent" in accordance with NYSE rules and as defined under the Company's Restated Certificate of Incorporation.

In addition, associates of the Company may anonymously report concerns or complaints 24/7 via the K. Hovnanian Corporate Governance Hotline that is monitored by an independent third-party company or by following the procedure discussed in the Company's Code of Ethics.



BOARD OVERSIGHT OF RISK MANAGEMENT

The Company is exposed to a number of risks and undertakes at least annually an Enterprise Risk Management review to identify and evaluate these risks and to develop plans to manage them effectively. The Company's Executive Vice President and Chief Financial Officer, Mr. Sorsby (who is himself a member of the Board of Directors), is directly responsible for the Company's Enterprise Risk Management function and reports both to the President, Chief Executive Officer and Chairman and to the Audit Committee in this capacity. In fulfilling his risk management responsibilities, the CFO works closely with members of senior management and others. Also, from time to time, the Board of Directors discusses trends in the real estate industry with outside experts as part of its oversight responsibility.

On behalf of the Board of Directors, the Audit Committee, which includes our Lead Independent Director, Mr. Kangas, plays a key role in the oversight of the Company's Enterprise Risk Management function. In particular, Mr. Kangas leverages his extensive experience on other public company boards and from previously leading Deloitte as its Global Chairman and CEO as part of the Audit Committee's assessment of risks facing the Company. In that regard, the CFO meets with the Audit Committee at least four times a year to discuss the short-term and long-term risks facing the Company, highlighting any new risks that may have arisen since they last met. The Audit Committee also reports to the Board of Directors on a regular basis to apprise them of their discussions with the CFO regarding the Company's Enterprise Risk Management efforts. With respect to cybersecurity risk oversight, our Board of Directors has established a Cybersecurity Subcommittee of the Corporate Governance and Nominating Committee that receives updates at least three times a year from our information technology team to assess the primary cybersecurity risks facing the Company. The Company engages outside experts to review and advise on cybersecurity preparedness and those expert reports are shared with the subcommittee which advice is then relayed to the Board of Directors. The subcommittee also receives updates on the measures the Company is taking to mitigate such risks. These measures include required annual training and monthly phishing testing for all associates as well as ongoing educational communications throughout the year. Additional specialized training is conducted multiple times per year for our cybersecurity and infrastructure teams, including attendance at cybersecurity conferences and training seminars, breach simulation exercises and personal accreditation training. In addition to such updates, our Board of Directors and Audit Committee receive updates from management as to changes to the Company's cybersecurity risk profile or significant newly identified risks.

In fiscal 2022, we systematically reviewed all of our incentive compensation programs for potential risk areas as well as the key enterprise risks facing the Company and concluded that our compensation programs are not reasonably likely to have a material adverse effect on the Company.

By design, the Company's compensation program for executive officers does not incentivize excessive risk-taking. Our base salary component of compensation does not encourage risk-taking because it is a fixed amount. The remaining elements of executive officer compensation have the following risk-limiting characteristics:

We generally do not provide guaranteed bonuses, nor have we awarded excessively large equity grants with unlimited upside but no downside risk;

The elements of our compensation program are balanced between long-term and short-term, fixed and variable, and cash and equity awards;

We use a variety of performance measures in our short-term and long-term incentive plans;

We generally do not provide lucrative severance packages or any defined benefit pension plans;

A large portion of our compensation program is tied to long-term and sustained Company performance, our LTIP awards are earned after a multi-year performance period and certain of our LTIP and all of our PSU awards are subject to time-based vesting conditions that extend beyond the performance periods and are further subject to a mandatory two-year post-vesting delayed delivery;

Our incentive plans are not tied to formulas that could focus executives on specific short-term outcomes to the detriment of long-term results;

The Compensation Committee reserves the right to apply negative discretion to bonus amounts calculated under the bonus formulas; and

Our CEO, CFO and COO (if any) are subject to our stock ownership and holding guidelines, discussed on pages 104 to 105.

ENVIRONMENTAL, SOCIAL & GOVERNANCE (ESG) PRACTICES



OUR COMMITMENT

Hovnanian has a long history of corporate responsibility, which is deeply rooted in our heritage. We are a company that is built on dedication and purpose. At our communities and offices, this means attracting the best talent and creating the best experience for our homebuyers. Throughout the 14 states where we operate, we strive to be good neighbors and are committed to practices that have a positive impact. We believe that value creation and a commitment to ESG practices are complementary goals.

Having succeeded as a company for more than 60 years, we understand that a clear vision of what you stand for is crucial for lasting success. In 1959, our founder, Kevork S. Hovnanian established our Company on a strong value system, long before the term "corporate responsibility" was part of the conversation within board rooms.

Our commitment to ESG and corporate responsibility more broadly is evidenced by our Board's oversight of ESG matters. In particular, our Board has tasked our Corporate Governance and Nominating Committee with responsibility for our ESG oversight. In this capacity, the Corporate Governance and Nominating Committee reviews and considers the Company's policies and practices relating to environmental stewardship, corporate social responsibility and other public policy issues significant to the Company.

In December 2021 the Company published its inaugural ESG report. In February 2023 we published our 2022 ESG Report. The purpose of our annual ESG Report is to communicate to all our stakeholders our efforts regarding corporate sustainability. Our ESG Report includes but is not limited to, information pertaining to our commitment to adhering to sound environmental principles and practices, our efforts to promote an inclusive and diverse work environment, ensuring proper safety protocols and policies and continuing our strong corporate governance practices.

Below are highlights from the Company's 2022 ESG Report:

With a focus to design and construct our communities in an environmentally sound and responsible manner, we:

Engaged a third-party consultant to assist us in calculating our baseline series of greenhouse gas emissions (GHG) inventories, measuring our 2022 emissions across Scopes 1, 2 and 3 in accordance with the GHG Protocol Corporate Accounting and Reporting Standard



Reduced the Company's average HERS Index score to 60 for homes delivered in fiscal 2022, which was a solid improvement from our score of 63 for homes delivered in fiscal 2021

The Home Energy Rating System (HERS) Index



−3 HERS Score Improvement YoY

150 140 130 120 110 100 90 80 70 60 50 40 30 20 10 0

HIGHER ENERGY COSTS

LOWER ENERGY COSTS

Avg. Existing Home

Avg. New Home

60

Net Zero Home

Average New K. Hovnanian® Home

Received in 2022, two United States Department of Energy (DOE) Housing Innovation Awards. Since 2003, the DOE Housing Innovation Awards have honored the very best in innovation on the path to zero energy ready homes by recognizing energy conscious and forward-thinking builders delivering American homebuyers more efficient homes



K. Hovnanian
Matawan, NJ   Khov.com

PROJECT: **Villages at Country View**   Monroe, NJ



2,220 sq ft	**2 bedroom, 3 bath, 2 floors** **4A Mixed-Humid, Attached**
HERS 45	This home's score without PV ▼ 150 140 130 120 110 100 90 80 70 60 50 40 30 20 10 ▲ avg. existing home ▲ avg. new home Net Zero home ▲
$120	**Annual Monthly Energy Bill** Calculated
$850	**Annual Savings** Calculated versus typical new homes
$42,200	**Saved in the First 30 Years** Includes fuel escalation rate, 2021 EIA Energy Outlook

Source: U.S. Department of Energy

Installed over 39,600 WaterSense® fixtures in our homes



Formalized and approved, through our Board of Directors the following policies: Enterprise Anti-Corruption and Anti-Bribery Policy, Enterprise Environmental Policy and Enterprise Labor Rights and Human Rights Policy



Diversity and inclusion initiatives implemented or continued in fiscal 2022:

The Company has both a Diversity & Inclusion Task Force as well as a Diversity & Inclusion Executive Committee. Our CEO leads the Diversity & Inclusion Executive Committee and initiatives implemented as a result of these activities include a mandatory 'Diversity Made Simple' training for all new hires as well as a more extensive mandatory training for managers, 'Unconscious Bias'

Our CEO personally communicates to all associates the meaning and history behind important holidays and cultural events throughout the year, providing an educational background for all concerning various cultures and faiths

Hovnanian is a founding member of Building Talent Foundation (BTF) whose mission is to advance the education, training, and career progression of young people and people from underrepresented groups, as skilled technical workers and as business owners in residential construction. In fiscal 2022, we extended our partnership and financial commitment for another three years



We have a diverse associate base comprised of 26% non-white associates. Additionally, 43% of our associates are women, and women represent 38% of all associates in manager and above positions

We maintain a repository of over 500 training modules/courses to facilitate these learning sessions in both in-person and virtual settings, including mandatory diversity, sexual harassment, cybersecurity and safety training courses

To promote an inclusive work environment, our leadership team began hosting quarterly Town Hall events. These live events provide all associates with an opportunity to hear about the Company's progress and strategic initiatives, and to ask questions directly of our CEO, CFO and Group Presidents. We encourage associates to provide candid feedback and ask questions directly or anonymously, if preferred. Our leadership team is committed to answering every question received, either during the Town Hall or posted after the event on our Company intranet. With associates working across 14 states and a variety of functions, our Town Halls play a crucial role in ensuring a shared sense of purpose and belonging at the Company

The Company facilitates the involvement of Hovnanian associates with a variety of charitable causes, community outreach programs and other philanthropic activities in local markets

The ESG Report is available on the Company's website at www.khov.com under "Investor Relations", "2022 ESG Report". The information contained on or accessible through the Hovnanian website, including the Company's ESG Report, is not considered part of this proxy statement.

LEADERSHIP STRUCTURE

From 1997 to 2009, the Company had separate individuals serving as Chairman of the Board and as Chief Executive Officer. This structure reflected the continuing strong leadership, energy and passion brought to the Board of Directors by our founder, Mr. Kevork Hovnanian, and the day-to-day management direction of the Company under Mr. Ara Hovnanian as President and CEO. Following the death of Mr. K. Hovnanian in September 2009, the Board of Directors appointed Mr. A. Hovnanian to the additional position of Chairman, believing that his many decades of service to the Company, vast industry experience and close relationship with our founder uniquely qualified him for this role. The Board of Directors believes that combining these positions under Mr. A. Hovnanian's leadership has enabled him to carry on the tradition of a strong leader that has always marked this family-run company and to successfully navigate the Company. In the view of the Board of Directors, this leadership structure also enables the Board of Directors to better fulfill its risk oversight responsibilities, as described above under "Oversight of Risk Management."

On June 17, 2021, the Board of Directors designated Mr. Kangas as Lead Independent Director. In his position as Lead Independent Director, Mr. Kangas serves as liaison between the Chairman and the Independent Directors; consults on meeting agenda items for the Board; has the ability to coordinate meetings of the Independent Directors; if requested by major shareholders, would make himself available for consultation and direct communication; and presides at all meetings of the Board at which the Chair is not present, including executive sessions of the Independent Directors. Mr. Kangas is also able to provide input on the design of the Board and is involved in the Board's oversight of risks facing the Company as chair of the Audit Committee. See "Board Oversight of Risk Management" above. As Lead Independent Director, Mr. Kangas serves as the Director to whom correspondence may be directed on behalf of both the Board of Directors and the non-employee Directors, as described above under "Corporate Governance" beginning on page 138.

CERTAIN RELATIONSHIPS & RELATED TRANSACTIONS

The Board of Directors has adopted a written Related Person Transaction Policy (the "Related Person Transaction Policy") to assist it in reviewing, approving and ratifying related person transactions and to assist the Company in the preparation of related disclosures required by the SEC. This Related Person Transaction Policy supplements the Company's other policies that may apply to transactions with related persons, such as the Company's Guidelines and Code of Ethics.

The Related Person Transaction Policy provides that all Related Person Transactions (as defined in the Related Person Transaction Policy) covered by the Related Person Transaction Policy and involving a director, director nominee, executive officer or greater than 5% shareholder or an immediate family member of any such person are prohibited, unless approved or ratified by the independent and disinterested members of the Board of Directors or the Corporate Governance and Nominating Committee. The Company's employees, directors, director nominees, executive officers and their immediate family members are required to provide prompt and detailed notice of any purported Related Person Transaction to the Company's Corporate Counsel or Chief Financial Officer, who in turn must promptly forward such notice and information to the Chairperson of the Board of Directors or the Corporate Governance and Nominating Committee and will advise the Corporate Governance and Nominating Committee or disinterested directors as to whether the Related Person Transaction will be required to be disclosed in applicable regulatory filings. The Company's Corporate Counsel will document all non-reportable and reportable Related Person Transactions.

In reviewing Related Person Transactions for approval or ratification, the Corporate Governance and Nominating Committee or disinterested directors will consider the relevant facts and circumstances, including, without limitation:

the commercial reasonableness of the terms of the transaction;

the benefit and perceived benefit, or lack thereof, to the Company;

opportunity costs of alternate transactions;

the materiality and character of the Company's and related person's direct or indirect interest and the actual or apparent conflict of interest of the Company and related person;

whether the proposed transaction would likely impair the judgment of the related person to act in the best interest of the Company;

whether the proposed transaction includes any potential reputational risk issues that may arise as a result of, or in connection with, the proposed transaction; and

with respect to a non-employee director or nominee, whether the transaction would compromise the director's (1) independence under the NYSE rules and the Company's Restated Certificate of Incorporation; (2) status as a "non-employee director" under Rule 16b-3 of the Exchange Act if such non-employee director serves or will serve on the Compensation Committee; or (3) status as an independent director under Rule 10A-3 or Rule 10C-1 of the Exchange Act if such non-employee director serves or will serve on the Audit Committee or Compensation Committee, respectively.

The Corporate Governance and Nominating Committee or the disinterested directors will not approve or ratify a Related Person Transaction unless, after considering all relevant information, it has determined that the transaction is in, or is not inconsistent with, the Company's best interests and the best interests of its shareholders.

Generally, the Related Person Transaction Policy applies to any current or proposed transaction in which:

the Company was or is to be a participant;

the amount involved exceeds $120,000; and

any related person had or will have a direct or indirect material interest.

A copy of our Related Person Transaction Policy is available as part of our Governance Guidelines on our website at www.khov.com under "Investor Relations," "Corporate Governance/Guidelines."



Related Person Transactions

The following transactions were reviewed, approved and ratified by the disinterested members of the Board of Directors and/or by the Corporate Governance and Nominating Committee in accordance with our Related Person Transaction Policy:

During the year ended October 31, 2022, an engineering firm owned by Tavit Najarian, a relative of Ara K. Hovnanian, our Chairman of the Board and our Chief Executive Officer, provided services to the Company totaling $1.1 million. Neither the Company nor Mr. Hovnanian has a financial interest in the relative's company from whom the services were provided.

Mr. Alexander Hovnanian, the son of Ara K. Hovnanian, our Chairman of the Board of Directors and our Chief Executive Officer, is employed by the Company. In fiscal 2022, Mr. Hovnanian served as Executive Vice President, National Homebuilding Operations. For fiscal 2022, he received cash compensation of approximately $1,684,000 and equity awards with an aggregate grant date fair value of approximately $531,000.

Carson Sorsby, the son of J. Larry Sorsby, one of our Board directors and our Chief Financial Officer, is employed by the Company. Carson Sorsby holds the position of Account Manager in the Company's mortgage subsidiary. For fiscal 2022, he earned commissions totaling approximately $251,500 and a one-time bonus of $1,300. His total compensation for fiscal 2022 was approximately $252,800. His compensation is commensurate with that of similarly situated employees in his position.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MARCH 28, 2023

Our 2022 Proxy Statement, the Company's Annual Report to Shareholders for the year ended October 31, 2022 (which is not deemed to be part of the official proxy soliciting materials), proxy cards and any amendments to the foregoing materials that are required to be furnished to shareholders are available online at www.proxyvote.com.

For information on how to obtain directions to the Company's 2023 Annual Meeting, please call our Investor Relations department at 1-800-815-9680.

GENERAL

Solicitation

The solicitation of proxies is being made by our Board of Directors on our behalf primarily through the internet and by mail, but directors, officers, employees and contractors retained by us may also engage in the solicitation of proxies by telephone. The cost of soliciting proxies will be borne by us. In addition, we may reimburse brokers, custodians, nominees and other record holders for their reasonable out-of-pocket expenses in forwarding proxy material to beneficial owners.

Voting

Unless otherwise directed, the persons named in the proxy card(s) intend to vote all shares represented by proxies received by them in favor of the election of the nominees to the Board of Directors of the Company named herein, in favor of the ratification of the selected independent registered public accounting firm, in favor of the compensation of the Company's named executive officers and for the shareholder advisory vote on the compensation of the Company's named executive officers to occur each year, in each case, as recommended by the Board of Directors. All proxies will be voted as specified. The proxy will be voted on any other matters as may properly come before the meeting in accordance with the discretion of the named proxies and agents.

Each share of Class A Common Stock entitles the holder thereof to one vote, and each share of Class B Common Stock entitles the holder thereof to ten votes (except as provided below). Votes of Class A Common Stock and Class B Common Stock will be counted together without regard to class for proposals that require the affirmative vote of a majority of the votes cast by holders of the outstanding Class A Common Stock and Class B Common Stock, voting together, represented in person or by proxy at the 2023 Annual Meeting.

All votes will be certified by the Inspectors of Election. Abstentions and broker non-votes will have no effect on the vote for proposals one, three and four because such shares are not considered votes cast. Abstentions will have no effect on the vote for proposal two because such shares are not considered votes cast. Brokers may vote shares with respect to proposal two in the absence of client instructions and thus there will be no broker non-votes with respect to proposal two.

Notwithstanding the foregoing, the Company's Restated Certificate of Incorporation provides that each share of Class B Common Stock held, to the extent of the Company's knowledge, in nominee name by a stockbroker, bank or otherwise will be entitled to only one vote per share unless the Company is satisfied that such shares have been held continuously, since the date of issuance, for the benefit or account of the same named beneficial owner of such shares (as defined in the Restated Certificate of Incorporation) or any Permitted Transferee (as defined in the Restated Certificate of Incorporation). Beneficial owners of shares of Class B Common Stock held in nominee name wishing to cast ten votes for each share of such stock must properly complete their voting instruction card, which is specially designed for beneficial owners of Class B Common Stock. The Company has also supplied nominee holders of Class B Common Stock with instructions and specially designed proxy cards to accommodate the voting of the Class B Common Stock. In accordance with the Company's Restated Certificate of Incorporation, shares of Class B Common Stock held in nominee name will be entitled to ten votes per share only if the beneficial owner voting instruction card and the nominee proxy card relating to such shares is properly completed, mailed and received not less than three nor more than 20 business days prior to March 28, 2023. Proxy cards should be mailed to Vote Processing, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717.

Additional Matters

Management does not intend to present any business at the meeting other than that set forth in the accompanying Notice of Annual Meeting of Shareholders, and it is not aware that others will attempt to do so. If other matters requiring the vote of shareholders properly come before the meeting and any adjournments or postponements thereof, it is the intention of the persons named in the proxy cards to vote the shares represented by the proxies held by them in accordance with their judgment on such matters.

SHAREHOLDER PROPOSALS *for the* 2024 ANNUAL MEETING

Matawan, New Jersey
February 10, 2023

Under the SEC's rules and regulations, any stockholder desiring to submit a proposal to be included in our 2024 proxy statement must submit such proposal to us at our principal executive offices to the attention of our Secretary no later than October 13, 2023.

Our Restated By-laws require timely notice of business to be brought before a shareholders' meeting, including nominations of persons for election as directors. To be timely, a stockholder's notice must be delivered to our Secretary at our principal executive offices not earlier than 120 days prior to the first anniversary of the 2023 Annual Meeting (November 29, 2023), but not later than 90 days prior to such anniversary date (December 29, 2023), provided, however, that in the event that the date of the 2024 Annual Meeting of Shareholders is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Our Restated By-laws have other requirements that must be followed in connection with submitting director nominations and any other business for consideration at a shareholders' meeting.

In addition to satisfying the foregoing requirements under our Restated By-laws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than January 29, 2024.

By order of the Board of Directors,

HOVNANIAN ENTERPRISES, INC.

